ALAMOS GOLD INC.

Management’s Discussion and Analysis
(in United States dollars, unless otherwise stated)
For the Year ended December 31, 2021

ALAMOS GOLD INC.
For the Year Ended December 31, 2021

2021 Management’s Discussion and Analysis
This Management’s Discussion and Analysis (“MD&A”), dated February 23, 2022, relates to the financial condition and results of the consolidated operations of Alamos Gold Inc. (“Alamos” or the “Company”), and should be read in conjunction with the Company’s consolidated financial statements for the years ended December 31, 2021 and 2020 and notes thereto. The financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS” or “GAAP”). All results are presented in United States dollars (“US dollars” or “$”), unless otherwise stated.
Statements are subject to the risks and uncertainties identified in the Cautionary Note Regarding Forward-Looking Statements section of this document. United States investors are also advised to refer to the section entitled Cautionary Note to United States Investors on page 53.
Overview of the Business

Alamos is a Canadian-based intermediate gold producer with diversified North American production from the Young-Davidson and the Island Gold mines in northern Ontario, Canada and the Mulatos mine in Sonora State, Mexico. In addition, Alamos has a significant portfolio of development stage projects in Canada, Mexico, the United States and Turkey. Alamos employs more than 1,900 people and is committed to the highest standards of sustainable development and ethical business practices.
The Company’s common shares are listed on the Toronto Stock Exchange (TSX: AGI) and the New York Stock Exchange (NYSE: AGI). Further information about Alamos can be found in the Company’s regulatory filings, including the Company's Annual Information Form, available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company’s website at www.alamosgold.com.
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2021 Management’s Discussion and Analysis
Highlight Summary

	Three Months Ended December 31,		Years Ended December 31,
	2021	2020	2021	2020
Financial Results (in millions)
Operating revenues	$203.1	$226.6	$823.6	$748.1
Cost of sales (1)	$138.4	$135.8	$534.1	$482.0
Earnings from operations	$49.8	$81.3	$14.9	$227.6
Earnings before income taxes	$43.6	$85.8	$2.3	$218.2
Net earnings (loss)	$29.5	$76.9	($66.7)	$144.2
Adjusted net earnings (2)	$36.7	$58.2	$162.1	$156.5
Earnings before interest, depreciation and amortization (2)	$88.0	$133.6	$402.0	$381.7
Cash provided by operations before working capital and taxes paid(2)	$91.8	$126.5	$410.9	$382.9
Cash provided by operating activities	$88.1	$131.4	$356.5	$368.4
Capital expenditures (sustaining) (2)	$32.2	$27.5	$113.4	$82.1
Capital expenditures (growth) (2) (3) (5)	$51.2	$41.9	$218.0	$151.2
Capital expenditures (capitalized exploration) (4)	$8.2	$4.0	$27.0	$12.8
Free cash flow (2)	($3.5)	$58.0	($1.9)	$122.3
Operating Results
Gold production (ounces)	112,500	120,400	457,200	426,800
Gold sales (ounces)	112,966	121,831	457,517	424,325
Per Ounce Data
Average realized gold price	$1,798	$1,860	$1,800	$1,763
Average spot gold price (London PM Fix)	$1,795	$1,874	$1,799	$1,770
Cost of sales per ounce of gold sold (includes amortization) (1)	$1,225	$1,115	$1,167	$1,136
Total cash costs per ounce of gold sold (2)	$843	$733	$794	$761
All-in sustaining costs per ounce of gold sold (2)	$1,237	$1,030	$1,135	$1,046
Share Data
Earnings (Loss) per share, basic and diluted	$0.08	$0.20	($0.17)	$0.37
Adjusted earnings per share, basic and diluted(2)	$0.09	$0.15	$0.41	$0.40
Weighted average common shares outstanding (basic) (000’s)	392,333	392,720	392,649	391,675
Financial Position (in millions)
Cash and cash equivalents			$172.5	$220.5
(1)Cost of sales includes mining and processing costs, royalties, and amortization expense.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
(3)Includes growth capital from operating sites. Growth capital excludes an Island Gold Net Profits Interest royalty repurchased in December 2021 for $15.7 million, a Net Smelter Return royalty repurchased in March 2020 for $54.8 million and the acquisition of Trillium Mining Corp for $19.5 million in December 2020.
(4)Includes capitalized exploration at Island Gold, Young-Davidson and Mulatos.
(5)Includes capital advances of $nil and $9.8 million for the three and twelve months ended December 31, 2021 ($nil for the three and twelve months ended December 31, 2020).

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2021 Management’s Discussion and Analysis

	Three Months Ended December 31,		Years Ended December 31,
	2021	2020	2021	2020
Gold production (ounces) (1)
Young-Davidson	51,900	48,000	195,000	136,200
Island Gold	37,500	41,200	140,900	139,000
Mulatos	23,100	31,200	121,300	150,800
Gold sales (ounces)
Young-Davidson	53,006	48,094	194,937	134,987
Island Gold	38,101	42,605	139,946	139,614
Mulatos	21,859	31,132	122,634	149,724
Cost of sales (in millions)(2)
Young-Davidson	$62.6	$60.8	$244.4	$201.3
Island Gold	$33.1	$33.7	$112.3	$111.9
Mulatos	$42.7	$41.3	$177.4	$168.8
Cost of sales per ounce of gold sold (includes amortization)
Young-Davidson	$1,181	$1,264	$1,254	$1,491
Island Gold	$869	$791	$802	$801
Mulatos	$1,953	$1,327	$1,447	$1,127
Total cash costs per ounce of gold sold (3)
Young-Davidson	$775	$792	$846	$1,019
Island Gold	$575	$481	$529	$451
Mulatos	$1,473	$986	$1,013	$816
Mine-site all-in sustaining costs per ounce of gold sold (3),(4)
Young-Davidson	$1,017	$934	$1,072	$1,214
Island Gold	$871	$676	$863	$660
Mulatos	$1,899	$1,426	$1,240	$1,032
Capital expenditures (sustaining, growth, capitalized exploration and capital advances) (in millions)(3)
Young-Davidson(5)	$24.8	$19.5	$88.6	$101.7
Island Gold (6)	$27.4	$26.9	$120.0	$80.8
Mulatos(7)	$34.2	$20.5	$128.3	$42.1
Other	$5.2	$6.5	$21.5	$21.5
(1)Production for the three and twelve months ended December 31, 2020 included nil and 800 ounces, respectively, from El Chanate which transitioned to the reclamation phase of the mine life in 2019. There was no production from El Chanate for the three and twelve months ended December 31, 2021.
(2)Cost of sales includes mining and processing costs, royalties, and amortization.
(3)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
(4)For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.
(5)Includes capitalized exploration at Young-Davidson of $2.7 million and $6.5 million for the three and twelve months ended December 31, 2021 ($nil for the three and twelve months ended December 31, 2020).
(6)Includes capitalized exploration at Island Gold of $5.2 million and $18.8 million for the three and twelve months ended December 31, 2021 ($3.8 million and $11.9 million for the three and twelve months ended December 31, 2020); Island Gold capital expenditures exclude an NPI royalty repurchased in December 2021 for $15.7 million , a Net Smelter Return royalty repurchased in March 2020 for $54.8 million and the acquisition of Trillium Mining Corp for $19.5 million in December 2020.
(7)Includes capitalized exploration at Mulatos of $0.3 million and $1.7 million for the three and twelve months ended December 31, 2021 ($0.2 million and $0.9 million for the three and twelve months ended December 31, 2020).
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2021 Management’s Discussion and Analysis
2021 Highlights

Fourth Quarter 2021
•Production of 112,500 ounces of gold, a 7% increase from the third quarter of 2021 with strong performances at Young-Davidson and Island Gold offsetting weaker production at Mulatos. Full year production was in-line with revised guidance
•Young-Davidson achieved record mining rates of 8,240 tonnes per day ("tpd"), driving production of 51,900 ounces of gold and mine-site free cash flow1 of $30.4 million
•Island Gold produced 37,500 ounces and generated mine-site free cash flow1 of $15.8 million
•Consolidated total cash costs1 of $843 per ounce, all-in sustaining costs ("AISC")1 of $1,237 per ounce and cost of sales of $1,225 per ounce, all increased from earlier in the year reflecting higher costs at Mulatos, as previously guided. Full year total cash costs and AISC were in-line with revised guidance
•La Yaqui Grande remains on track for commercial production in the third quarter of 2022, and is expected to significantly reduce the cost profile at Mulatos starting in the second half of 2022
•Sold 112,966 ounces of gold at an average realized price of $1,798 per ounce for revenues of $203.1 million
•Generated cash flow from operating activities of $88.1 million ($91.8 million, or $0.23 per share, before changes in working capital1)
•Free cash flow1 was negative in the quarter, driven by higher capital spending mainly related to La Yaqui Grande and the Phase III expansion at Island Gold
•Realized adjusted net earnings1 of $36.7 million, or $0.09 per share1, which includes adjustments for an unrealized foreign exchange loss of $3.3 million recorded within deferred taxes and foreign exchange and other losses of $3.9 million
•Recorded net earnings of $29.5 million, or $0.08 per share
•Ended the quarter with cash and cash equivalents of $172.5 million, equity securities of $23.9 million, and no debt
•Paid a quarterly dividend of $9.8 million, or US$0.025 per share (annualized rate of US$0.10 per share) and repurchased an additional 783,300 shares in the quarter at a cost of $5.7 million under the Company's Normal Course Issuer Bid ("NCIB"). The NCIB was renewed for another year on December 20, 2021
•Repurchased a Net Profits Interest ("NPI") royalty on Island Gold for $15.7 million which was applicable to certain claims that made up the majority of Mineral Reserves and Resources on the property
•Reported results from the ongoing exploration program at Island Gold including extending high-grade gold mineralization up to 300 metres (“m”) down-plunge from existing Inferred Mineral Resources in Island East as well as to a depth of more than 1,700 m in the deepest hole drilled to date
•Provided an exploration update for Lynn Lake, highlighting the potential for further Mineral Reserve and Resource growth around the existing deposits as well as a new greenfields discovery
•Achieved a top 15% ranking within Canadian corporate boards in the 2021 Globe and Mail Board Games in recognition of strong governance practices. This included ranking as the third highest company in the materials sector listed on the Toronto Stock Exchange
•Received a Medium ESG Risk Rating from Sustainalytics, positioning Alamos in the top 20th percentile of its industry; in addition, received a B- climate change score from the Carbon Disclosure Project ("CDP"), ahead of the industry average

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2021 Management’s Discussion and Analysis
Full Year 2021
•Produced 457,200 ounces of gold, meeting revised production guidance. Young-Davidson and Island Gold performed well with both meeting full year initial guidance, offsetting temporary weaker production at Mulatos
•Young-Davidson produced 195,000 ounces, driving record mine-site free cash flow1 of $100.3 million
•Island Gold produced 140,900 ounces, generating $53.1 million of mine-site free cash flow1 net of $23.5 million of exploration expenditures and $101.2 million of capital spending, primarily related to the Phase III expansion
•Sold 457,517 ounces of gold at an average realized price of $1,800 per ounce for record revenues of $823.6 million
•Total cash costs1 of $794 per ounce, AISC1 of $1,135 per ounce and Cost of sales of $1,167 per ounce were in line with revised guidance
•Realized adjusted net earnings1 for the year of $162.1 million, or $0.41 per share1. Adjusted net earnings include adjustments for the non-cash, after tax impairment charge of $213.8 million on the Company's Turkish projects incurred in the second quarter, unrealized foreign exchange losses recorded within both deferred taxes and foreign exchange of $7.8 million, and other losses totaling $7.2 million
•Reported a net loss of $66.7 million, or $0.17 per share, reflecting the impairment charge on the Turkish projects
•Cash flow from operating activities of $356.5 million (including a record $410.9 million, or $1.05 per share, before changes in working capital1), a 7% increase from 2020
•Declared $39.1 million in dividends, a 53% increase compared to 2020. Combined with 1.6 million shares repurchased at a cost of $11.7 million, the Company returned $50.8 million to shareholders in 2021
•During the year, the Company generated $25.8 million in cash on the liquidation of certain equity securities and realized an after-tax gain of $12.0 million (recorded within equity)
•In the second quarter of 2021, filed an investment treaty claim against the Republic of Turkey for expropriation and unfair and inequitable treatment with respect to its Turkey projects.
•Reported inaugural three-year guidance in January 2022, outlining a strong outlook with growing production at significantly lower costs over the next three years. This includes AISC decreasing to a range of $950 to $1,050 per ounce in 2024, an 18% improvement from 2022 (based on the mid-point of guidance)
•Reported year end 2021 Mineral Reserves of 10.3 million ounces of gold, a 4% increase from the end of 2020 with growth at all three operating mines more than offsetting mining depletion. This included a 5% increase in global Mineral Reserve Grades reflecting higher grade additions at Island Gold and Mulatos. Island Gold continues to grow with combined Mineral Reserves and Resources increasing 8% to 5.1 million ounces of gold, net of mining depletion, marking a key milestone for the operation and highlighting its significant upside potential

.(1) Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
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2021 Management’s Discussion and Analysis
Environment, Social and Governance Summary Performance

Health and Safety
•Recordable injury frequency rate1 of 2.77 in the quarter and 2.46 for the year, an increase from 2.25 in 2020
•Lost time injury frequency rate1 of 0.25 in the quarter and 0.21 for the year, an increase from 0.14 in 2020
•Performed over 100,000 COVID-19 tests in 2021 on employees, contractors and visitors as part of enhanced screening practices

During the fourth quarter of 2021, the recordable injury frequency rate increased with 33 recordable injuries, up from 29 in the third quarter of 2021. Three lost time injuries were reported in the quarter, down from four in the third quarter of 2021, resulting in an overall decrease to the Company’s lost time injury frequency rate from the previous quarter. Alamos strives to maintain a safe, healthy working environment for all, with a strong safety culture where everyone is continually reminded of the importance of keeping themselves and their colleagues healthy and injury-free. During the quarter, the Company finalized and introduced three new safety standards to its sites, part of the Company’s ongoing development of its Sustainability Performance Management Framework which includes standards specific to safety leadership and managing higher-risk activities. The Company’s flagship Home Safe Every Day safety leadership program was also restarted at both the Young-Davidson and Mulatos mines following their temporary suspension for safety reasons due to COVID-19. The Company’s overarching commitment is to have all employees and contractors return Home Safe Every Day.

The World Health Organization declared COVID-19 a pandemic on March 11, 2020. The Company responded rapidly and proactively and implemented several initiatives to help protect the health and safety of our employees, their families and the communities in which we operate.

Specifically, each mine site activated established crisis management plans and developed site-specific plans that have enabled them to meet and respond to changing conditions associated with COVID-19. The Company has adopted the advice of public health authorities and is adhering to government regulations with respect to COVID-19 in the jurisdictions in which it operates
The following measures have been instituted at sites to prevent the potential spread of the COVID-19 virus:

•Medical screening for all personnel prior to entry to site for symptoms of COVID-19
•Testing of personnel at all operating sites prior to starting their work rotation
•Vaccinations offered to employees at Island Gold and Mulatos given their unique camp set-up
•Training on proper hand hygiene and social distancing
•Remote work options have been implemented for eligible employees
•Social distancing practices have been implemented for all meetings, huddles and transportation
•Mandatory use of personal protective equipment for employees where social distancing is not practicable
•Rigid camp and site hygiene protocols have been instituted and are being followed
•In addition, since the COVID-19 pandemic began the Company’s teams in Canada, Mexico, and Turkey have donated their time, medical supplies, and funds to help combat the effects and spread of the virus

COVID 19 - Impact on Operations

Given the significant precautionary measures taken by the Company, and thanks to the dedication of its employees, contractors and stakeholders, operations remain relatively unaffected by COVID-19. All the Company's operations continue to incur additional costs related to testing of personnel, lodging and transportation, which have been included in mining and processing costs. These incremental costs have increased total cash costs globally by approximately $25 per ounce.

Environment

•Zero significant environmental incidents in the fourth quarter and for the year
•Advanced permitting of the Lynn Lake Project and the Phase III expansion of Island Gold – a project that will significantly increase automation and reduce fleet diesel usage resulting in 35% lower life-of-mine greenhouse gas ("GHG") emissions
•Advanced the power line project at the Mulatos and La Yaqui Grande which will connect the operations to grid power and eliminate the need for site diesel power generation, reducing GHG emissions

Sixteen minor spills occurred during the fourth quarter, including one at Young-Davidson, ten at Island Gold and five at Mulatos. All spills were immediately cleaned and remediated with no anticipated long-term effects. The Company is committed to preserving the long-term health and viability of the natural environment that surround its operations and projects. This includes investing in new initiatives to reduce our environmental footprint with the goal of minimizing the environmental impacts of our activities and offsetting any impacts that cannot be fully mitigated or rehabilitated.

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2021 Management’s Discussion and Analysis
Community

•Donated time, medical supplies, food supplies and funds across select operations and projects to help combat the effects and spread of COVID-19 in local communities
•Young-Davidson employees participated in the Great Cycle Challenge in support of the Sick Kids Foundation, raising money through sponsorship and participation with the Company matching all contributions
•Continued partnership with Tech Manitoba and the Northern Manitoba Sector Council to deliver digital literacy classes in Lynn Lake, and continued to support the Mining Matters charitable organization in providing the Lynn Lake high school with educational resources and curriculum related to Earth sciences, the minerals industry and their roles in society
•Together with community representatives, completed an annual evaluation of the Mi Matarachi Program to review our progress and shape community development efforts for 2022 and beyond
•Continued to support local students in Sahuaripa, Matarachi and Hermosillo, Mexico with 180 students supported through the Company’s Scholarship Program
•In addition to ongoing COVID-19 and influenza vaccination clinics, and community nutrition programs, several new health initiatives were introduced during the quarter in collaboration with the Matarachi community. These included a breast cancer awareness campaign, healthy eating campaign, and training to the Matarachi Community Health Committee on using a defibrillator that we donated to the Matarachi Health Clinic
•Made various donations to local communities including medicine, cleaning and hygiene equipment, fans, toys, and school supplies for teachers and students returning to classrooms

Alamos believes that excellence in sustainability provides a net benefit to all stakeholders. The Company continues to engage with local communities to understand local challenges and priorities, and to offer support during the COVID-19 pandemic. Ongoing investments in local infrastructure, health care, education, cultural and community programs have continued through the COVID-19 pandemic, with appropriate health and safety protocols.

Governance and Disclosure

•Finalized 12 sustainability standards during the quarter and 22 to date as part of Alamos’ Sustainability Performance Management Framework that addresses governance, health & safety, security, environment and community relations management
•Achieved a top 15% ranking within Canadian corporate boards in the 2021 Globe and Mail Board Games in recognition of strong governance practices. This included ranking as the third highest company in the materials sector listed on the Toronto Stock Exchange
•Received a B- climate change score from the Carbon Disclosure Project in response to the Company's 2021 CDP Report, ahead of the industry C average
•Received a Medium ESG Risk Rating from Sustainalytics, positioning Alamos in the top 20th percentile of its industry
•Received a BBB ESG rating within Alamos’ most recent MSCI ESG Ratings Report

Alamos maintains the highest standards of corporate governance to ensure that corporate decision-making reflects its values, including the Company’s commitment to sustainable development. During the quarter, the Company continued to advance its implementation of the Responsible Gold Mining Principles, developed by the World Gold Council as a framework that sets clear expectations as to what constitutes responsible gold mining.

(1) Frequency rate is calculated as incidents per 200,000 hours worked.
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2021 Management’s Discussion and Analysis
2021 Business Developments

2021 Year-End Mineral Reserve and Resource Update
On February 22, 2022, the Company reported its updated Mineral Reserves and Resources as of December 31, 2021. Highlights include the following:
•Global Proven and Probable Mineral Reserves increased 4% to 10.3 million ounces of gold (202 million tonnes (“mt”) grading 1.58 grams per tonne of gold (“g/t Au”)), with grades also increasing 5%, reflecting higher grade additions at Island Gold and Mulatos. Mineral Reserves were more than replaced at all operations and by 166% of depletion
•Young-Davidson’s Mineral Reserves increased 5% to 3.4 million ounces (43.7 mt grading 2.42 g/t Au), extending its Mineral Reserve life to 15 years
•Island Gold’s Mineral Reserves increased 2% to 1.3 million ounces (4.1 mt grading 10.12 g/t Au) with grades increasing 4%
•Mulatos’ Mineral Reserves increased 14% to 1.5 million ounces (29.4 mt grading 1.64 g/t Au) with a 32% increase in grades reflecting the addition of high-grade underground Mineral Reserves at Puerto Del Aire (“PDA”), which is adjacent to the main Mulatos pit
•Island Gold continues to grow with Mineral Reserves and Resources increasing 8%, net of depletion, to now total 5.1 million ounces. This represents a 176% increase from the 1.8 million ounces at the time of acquisition in 2017, net of 654,000 ounces of mining depletion
◦Mineral Reserves and Resources increased across all categories, including a 2% increase in Mineral Reserves to 1.3 million ounces and an 8% increase in Inferred Mineral Resources to 3.5 million ounces (7.9 mt grading 13.59 g/t Au)
◦Updated mine plan to be released mid-2022, incorporating the 37%, or 1.4 million ounce, increase in high-grade Mineral Reserves and Resources since the completion of the Phase III Expansion study in July 2020
•Global Measured and Indicated Mineral Resources of 4.5 million ounces of gold (128 mt grading 1.10 g/t Au), down from 6.9 million ounces reflecting the conversion to Mineral Reserves at PDA and Young-Davidson, as well as a reduction of non-pit constrained Mineral Resources from the Mulatos Main Pit area
•Global Inferred Mineral Resources of 7.0 million ounces of gold (125 mt grading 1.74 g/t Au), up slightly from 2020 with grades increasing 6% reflecting high grade additions at Island Gold

Investment Treaty Claim Against the Republic of Turkey
On April 20, 2021, the Company announced that its Netherlands wholly-owned subsidiaries Alamos Gold Holdings Coöperatief U.A, and Alamos Gold Holdings B.V. (the “Subsidiaries”) would be filing an investment treaty claim against the Republic of Turkey for expropriation and unfair and inequitable treatment, among other things, with respect to the Kirazlı, Ağı Dağı and Çamyurt gold development projects in Turkey (the "Turkish Projects"). The claim was filed under the Netherlands-Turkey Bilateral Investment Treaty (the “Treaty”). In its effort to secure the renewal of its mining licenses, the Company has attempted to work cooperatively with the Turkish government, has raised with the Turkish government its obligations under the Treaty, has sought to resolve the dispute by good faith negotiations, and has made considerable effort to build support among stakeholders and host communities. The Turkish government has failed to provide the Company with a reason for the non-renewal of its licenses. Alamos Gold Holdings Coöperatief U.A. and Alamos Gold Holdings B.V. had its claim against the Republic of Turkey registered on June 7, 2021 with the International Centre for Settlement of Investment Disputes (World Bank Group).
Bilateral investment treaties are agreements between countries to assist with the protection of investments. The Treaty establishes legal protections for investment between Turkey and the Netherlands. The Subsidiaries directly own and control the Company’s Turkish assets. The Subsidiaries invoking their rights pursuant to the Treaty does not mean that they relinquish their rights to the Turkish project, or otherwise cease the Turkish operations. The Company will continue to work towards a constructive resolution with the Republic of Turkey.
Alamos and the Subsidiaries are being represented by the leading Canadian law firm Torys LLP, with a team that includes John Terry and former Canadian Supreme Court Justice, the Hon. Frank Iacobucci. The Company is also being supported by its strategic advisor John Baird, former Canadian Minister of Foreign Affairs and Senior Advisor to Bennett Jones LLP.
In accordance with the Company’s accounting policy, assets are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be recoverable. The continued failure by the Republic of Turkey to renew the mining licenses since their expiry, and the continued failure of discussions with the Republic of Turkey to date to resolve the situation, has resulted in the decision to proceed with a bilateral investment treaty claim. The Company has concluded that an impairment trigger for accounting purposes existed in the second quarter.
The recoverable amount relating to mineral properties has been determined as nil, based on both the Fair Value Less Cost of Disposal (“FVLCD”) and Value in Use (“VIU”) methods. The FVLCD is considered to be nil on the basis that no other market participant would likely be able to progress the Turkish Projects in the face of the Treaty claim and the current state of the Company’s mining licenses. A market approach was used in estimating the FVLCD as an income approach would not be considered to provide a reliable estimate of fair value. The VIU of the Turkish Projects is also considered to be nil due to the current probability of resolving the dispute with the Republic of Turkey, and therefore the likelihood of the Turkish Projects being developed, being now considered to be remote, and therefore no future positive cash flows can be expected to be generated.
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2021 Management’s Discussion and Analysis
As a result, the Company incurred an after-tax impairment charge of $213.8 million in the second quarter of 2021. The non-cash impairment charge reflected the Company’s entire net carrying value of the Turkish mineral property, plant and equipment and certain other current assets.

Outlook and Strategy

2022 Guidance
	Young-Davidson	Island Gold	Mulatos	Other (2)	Total
Gold production (000’s ounces)	185 - 200	125 - 135	130 - 145		440 - 480
Cost of sales, including amortization (in millions)(4)					$610
Cost of sales, including amortization ($ per ounce)(4)					$1,325
Total cash costs ($ per ounce)(1)	$850 - $900	$550 - $600	$1,225 - $1,275	—	$875- $925
All-in sustaining costs ($ per ounce)(1)					$1,190 - $1,240
Mine-site all-in sustaining costs ($ per ounce)(1)(3)	$1,125 - $1,175	$850 - $900	$1,325 - $1,375	—
Capital expenditures (in millions)
Sustaining capital(1)	$50 - $55	$35 - $40	$5 - $10	—	$90 - $105
Growth capital(1)	$5 - $10	$145 - $160	$50 - $55	$15	$215 - $240
Total Sustaining and Growth Capital(1)	$55 - $65	$180 - $200	$55 - $65	$15	$305 - $345
Capitalized exploration(1)	$4	$20	—	$3	$27
Total capital expenditures and capitalized exploration(1)	$59 - $69	$200 - $220	$55 - $65	$18	$332 - $372
(1)Refer to the "Non-GAAP Measures and Additional GAAP" disclosure at the end of this MD&A for a description of these measures.
(2)Includes growth capital and capitalized exploration at the Company's development projects (Lynn Lake and Esperanza).
(3)For the purposes of calculating mine-site all-in sustaining costs at individual mine sites, the Company does not include an allocation of corporate and administrative and share based compensation expenses to the mine sites.
(4)Cost of sales includes mining and processing costs, royalties, and amortization expense, and is calculated based on the mid-point of total cash cost guidance.

The Company’s objective is to operate a sustainable business model that can support growing returns to all stakeholders over the long-term through growing production, expanding margins, and increasing profitability. This includes a balanced approach to capital allocation focused on generating strong ongoing free cash flow while re-investing in high-return internal growth opportunities and supporting higher returns to shareholders.
The Company continues to deliver on its key long-term objectives, with strong performances at its Canadian operations and significant progress made on its high-return growth projects. Young-Davidson and Island Gold both met full year production guidance and revised cost guidance. This included a record performance from Young-Davidson with the operation achieving record mining rates and mine-site free cash flow. Mulatos had a challenging year as the operation works through a transitional phase with higher costs while making excellent progress on the development of the higher-grade, low-cost La Yaqui Grande project. La Yaqui Grande remains on track achieve commercial production in the third quarter of 2022 and is expected drive costs significantly lower in the second half of the year. Finally, the Phase III expansion at Island Gold continues to advance while ongoing exploration success drove another substantial increase in Mineral Reserves and Resources to more than five million ounces. This represents another key milestone for the operation and highlights the significant upside potential to the Phase III expansion study ("Phase III Study") with Mineral Reserves and Resources having increased 37% since the completion of the study in 2020.
The Company provided inaugural three-year production and operating guidance in January 2022, which outlined growing production at significantly lower costs over the 2022 to 2024 period. Refer to the Company’s January 17, 2022 guidance press release for a summary of the key assumptions and related risks associated with the comprehensive 2022 guidance and three-year production, cost and capital outlook. Production is expected to be between 440,000 and 480,000 ounces of gold in 2022, consistent with 2021, and increase approximately 4% (based on the mid-point of guidance) to between 460,000 and 500,000 ounces in 2023 and 2024. Total cash costs and AISC are expected to increase in 2022 compared to 2021, reflecting industry-wide cost inflation and a temporary increase in costs at Mulatos. La Yaqui Grade is expected to drive Mulatos and consolidated costs lower in the second half of 2022 and will be a key contributor to an expected 18% decrease in AISC between 2022 and 2024. The Company expects a further reduction of costs following the completion of the Phase III expansion at Island Gold in 2025, and over the longer term.
As outlined in the Company's 2022 guidance, first quarter gold production is expected to be the lowest of the year at approximately 100,000 ounces, with costs well above annual guidance. Production is expected to increase and costs decrease through the year, particularly in the second half of the year with the start of low-cost production from La Yaqui Grande.
                                        11

2021 Management’s Discussion and Analysis

Capital spending at producing mines (excluding Lynn Lake and other development projects) is expected to decrease from between $290 to $330 million in 2022 to between $220 and $260 million in 2023. This represents a 23% decrease reflecting the completion of construction of La Yaqui Grande. Total capital is expected to decrease further following the completion of the Phase III expansion at Island Gold in 2025. La Yaqui Grande and the Phase III expansion are expected to be fully funded through ongoing cash flow and existing cash.
Young-Davidson is expected to produce between 185,000 and 200,000 ounces in 2022, consistent with 2021, reflecting similar grades, mining and processing rates. Total cash costs and mine-site AISC are expected to increase from 2021 primarily reflecting industry-wide cost inflation, partially offset by operational improvements. Production and costs are expected to remain at similar levels over the next three years. Capital spending in 2022 (excluding exploration) is expected to range between $55 and $65 million, a 27% decrease from 2021 with construction of the new life of mine tailings facility (“TIA 1”) completed in the fourth quarter of 2021. Capital spending is expected to remain at similar levels in 2023 and decrease slightly in 2024. Young-Davidson generated record mine-site free cash flow of $100 million in 2021. With the lower mine expansion complete and a 15 year Mineral Reserve life, Young-Davidson is expected to generate similar mine-site free cash flow in 2022 and over the long term.
Island Gold is expected to produce between 125,000 and 135,000 ounces in 2022, consistent with the Phase III Study. Total cash costs and mine-site AISC are expected to increase relative to the Phase III Study reflecting industry-wide cost inflation and the stronger Canadian dollar. Capital spending at Island Gold (excluding exploration) is expected to increase to between $180 and $200 million in 2022, reflecting the ramp up of construction activities as outlined in the Phase III Study. Consistent with the study, capital spending is expected to decrease slightly in 2023 and 2024 before decreasing closer to sustaining levels following the completion of the expansion in 2025.
The exploration budget for Island Gold in 2022 of $22 million will follow up on the successful drilling campaign in 2021 that drove an 8% increase in high-grade Mineral Reserves and Resources to 5.1 million ounces of gold. Since the completion of the Phase III Study, Mineral Reserves and Resources have increased 37%, or 1.4 million ounces demonstrating the significant growth in size and value of operation. This ongoing growth will be incorporated into an optimized mine plan to be released mid-2022.
Combined gold production from the Mulatos District (including La Yaqui Grande) is expected to be between 130,000 and 145,000 ounces in 2022. With the start of production from La Yaqui Grande in the third quarter and increasing grades from the El Salto portion of the Mulatos pit, approximately 65% of 2022 production is expected in the second half of the year at substantially lower costs. Total cash costs and mine-site AISC are expected to be well above annual guidance during the first half of 2022 and trend significantly lower during the second half of the year, driven by low-cost production growth from La Yaqui Grande. Costs are expected to improve further in 2023 and 2024 with La Yaqui Grande representing the majority of Mulatos production. Capital spending is expected to total $55 to $65 million in 2022 with the majority being growth capital to complete construction of La Yaqui Grande, which remains on track to achieve commercial production in the third quarter of 2022. Capital spending is expected to trend lower in the second half of 2022 and down closer to sustaining capital levels in 2023 and 2024.
The total capital budget for Lynn Lake in 2022 is $14 million, including $11 million for development activities and $3 million for exploration. Development activities will be focused on environmental work in support of permitting, detailed engineering and
                                        12

2021 Management’s Discussion and Analysis
other site access upgrades. The approval of the Environmental Impact Statement (“EIS”) for the project is expected in the second half of 2022 following which the Company expects to make a construction decision.
A total of $40 million has been budgeted for exploration in 2022 with Island Gold continuing to account for the largest portion of the budget at $22 million, followed by $7 million at Mulatos, $5 million at Young-Davidson and $3 million at Lynn Lake. This follows a widely successful 2021 program with Mineral Reserves more than replaced at all three operations. This drove a 4% increase in Mineral Reserves to 10.3 million ounces of gold with grades also increasing 5% reflecting higher grade increases at Island Gold and Mulatos.
The Company's liquidity position remains strong, ending the year with $172.5 million of cash and cash equivalents, $23.9 million in equity securities, and no debt. Additionally, the Company has a $500 million undrawn credit facility, providing total liquidity of $672.5 million. Combined with strong ongoing cash flow generation, the Company's high-return internal growth initiatives are fully funded, with the capacity to increase production by more than 60% and reduce AISC by over 30% by 2025.

                                        13

2021 Management’s Discussion and Analysis
Young-Davidson

The Young-Davidson mine is located near the town of Matachewan in Northern Ontario, Canada. The property consists of contiguous mineral leases and claims totaling 5,587 ha and is situated on the site of two past producing mines that produced over one million ounces of gold between 1934 and 1957. The Young-Davidson mine declared commercial production in 2013.
Young-Davidson Financial and Operational Review

	Three Months Ended December 31,		Years Ended December 31,
	2021	2020	2021	2020
Gold production (ounces)	51,900	48,000	195,000	136,200
Gold sales (ounces)	53,006	48,094	194,937	134,987
Financial Review (in millions)
Operating Revenues	$95.2	$89.3	$350.5	$239.4
Cost of sales (1)	$62.6	$60.8	$244.4	$201.3
Earnings from operations	$31.9	$28.5	$105.4	$38.1
Cash provided by operating activities	$55.2	$50.3	$188.9	$101.3
Capital expenditures (sustaining) (2)	$12.8	$6.8	$43.8	$26.1
Capital expenditures (growth) (2)	$9.3	$12.7	$38.3	$75.6
Capital expenditures (capitalized exploration) (2)	$2.7	$—	$6.5	$—
Mine-site free cash flow (2)	$30.4	$30.8	$100.3	($0.4)
Cost of sales, including amortization per ounce of gold sold (1)	$1,181	$1,264	$1,254	$1,491
Total cash costs per ounce of gold sold (2)	$775	$792	$846	$1,019
Mine-site all-in sustaining costs per ounce of gold sold (2),(3)	$1,017	$934	$1,072	$1,214
Underground Operations
Tonnes of ore mined	758,089	703,898	2,879,662	1,956,198
Tonnes of ore mined per day	8,240	7,651	7,889	5,345
Average grade of gold (4)	2.47	2.20	2.31	2.24
Metres developed	3,116	3,223	12,367	12,549
Mill Operations
Tonnes of ore processed	723,247	729,747	2,883,241	2,181,324
Tonnes of ore processed per day	7,861	7,932	7,899	5,960
Average grade of gold (4)	2.47	2.21	2.31	2.08
Contained ounces milled	57,459	51,774	213,769	145,733
Average recovery rate	91%	91%	91%	92%
(1)Cost of sales includes mining and processing costs, royalties and amortization.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
(3)For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.
(4)Grams per tonne of gold ("g/t Au").
Young-Davidson finished the year strongly with production of 51,900 ounces of gold in the fourth quarter of 2021, an 8% increase from the prior year period due to higher grades mined. This brought full year production to 195,000 ounces for the year, in line with guidance and a 43% increase from the prior year.
Underground mining rates continued to perform extremely well, increasing to average a record 8,240 tpd in the quarter, and 7,889 tpd for the full year. Mining rates are expected to average design rates of 8,000 tpd going forward.
As anticipated, grades mined increased in the fourth quarter to average 2.47 g/t Au. Full year grades mined were slightly below budget and reserve grade primarily due to mine sequencing. Mill throughput averaged 7,861 tpd in the fourth quarter, lower than tonnes mined due to planned mill maintenance. The resulting stockpile will be processed through the first half of 2022. Mill recoveries averaged 91% in the quarter, consistent with guidance and the prior year.
Financial Review
Fourth quarter revenues of $95.2 million were 7% higher than the prior year period driven by more ounces sold. For the full year, Young-Davidson sold 194,937 ounces for record revenues of $350.5 million, a 46% increase from 2020 due to higher realized gold prices and an increase in ounces sold.
                                        14

2021 Management’s Discussion and Analysis
Cost of sales (which includes mining and processing costs, royalties, and amortization expense) of $62.6 million in the fourth quarter were higher than the prior year period, due to increased underground mining rates, partially offset by lower unit mining costs. Similarly, cost of sales for the full year were higher than the prior year given lower mining rates during the temporary shutdown which occurred in 2020. Underground unit mining costs were CAD $42 per tonne in the quarter, an improvement from the prior year and the lowest quarterly unit mining costs of the year driven by economies of scale from averaging a record 8,240 tpd mined.
Total cash costs of $775 per ounce in the fourth quarter were 2% lower than the prior year period driven by higher throughput and lower mining and processing costs per tonne, partially offset by a stronger Canadian dollar. Mine-site AISC of $1,017 per ounce in the fourth quarter were 9% higher than the prior year period primarily reflecting higher sustaining capital, partially offset by lower total cash costs. Full year total cash costs of $846 per ounce and mine-site AISC of $1,072 per ounce were consistent with revised annual guidance, and well below the prior year driven by higher mining rates and lower unit mining costs, partially offset by the stronger Canadian dollar in 2021. The stronger Canadian dollar increased total cash costs by approximately $45 per ounce and mine-site AISC by approximately $60 per ounce, relative to both prior year and initial guidance.
Capital expenditures in the quarter included $12.8 million of sustaining capital and $9.3 million of growth capital. In addition, $2.7 million was invested in capitalized exploration as part of the first significant exploration program at the operation since 2011. Capital expenditures totaled $88.6 million for the full year, including $6.5 million of capitalized exploration. This represented a 13% decrease from the prior year reflecting the completion of the lower mine expansion in July 2020. Capital expenditures were slightly above annual guidance due to the impact of the stronger than budgeted Canadian dollar on capital costs.
Young-Davidson has consistently met or exceeded expectations since transitioning to the new lower mine infrastructure in mid-2020, driving production higher, costs lower, and significant free cash flow growth. This included mine-site free cash flow of $30.4 million in the fourth quarter, and a record $100.3 million for the full year. At current gold prices, Young-Davidson is positioned to generate similar mine-site free cash flow in 2022 and over the long term.
                                        15

2021 Management’s Discussion and Analysis
Island Gold

The Island Gold mine is a high grade, low cost underground mining operation located just east of the town of Dubreuilville, Ontario, Canada, 83km northeast of Wawa. Alamos holds 100% of all mining titles related to the Island Gold property, which comprises approximately 15,000 ha. The mine began production in October 2007.
Island Gold Financial and Operational Review

	Three Months Ended December 31,		Years Ended December 31,
	2021	2020	2021	2020
Gold production (ounces)	37,500	41,200	140,900	139,000
Gold sales (ounces)	38,101	42,605	139,946	139,614
Financial Review (in millions)
Operating Revenues	$68.6	$79.6	$252.0	$247.0
Cost of sales (1)	$33.1	$33.7	$112.3	$111.9
Earnings from operations	$34.0	$45.4	$135.0	$134.1
Cash provided by operating activities	$43.2	$58.7	$173.1	$182.2
Capital expenditures (sustaining) (2)	$11.2	$8.3	$46.7	$29.0
Capital expenditures (growth) (2) (5)	$11.0	$14.8	$54.5	$39.9
Capital expenditures (capitalized exploration) (2)	$5.2	$3.8	$18.8	$11.9
Mine-site free cash flow (2)	$15.8	$31.8	$53.1	$101.4
Cost of sales, including amortization per ounce of gold sold (1)	$869	$791	$802	$801
Total cash costs per ounce of gold sold (2)	$575	$481	$529	$451
Mine-site all-in sustaining costs per ounce of gold sold (2),(3)	$871	$676	$863	$660
Underground Operations
Tonnes of ore mined	109,541	113,540	438,731	412,169
Tonnes of ore mined per day ("tpd")	1,191	1,234	1,202	1,126
Average grade of gold (4)	10.98	10.77	10.27	11.18
Metres developed	1,906	1,854	7,472	6,168
Mill Operations
Tonnes of ore processed	114,689	105,509	435,297	386,591
Tonnes of ore processed per day	1,247	1,147	1,193	1,056
Average grade of gold (4)	10.51	11.88	10.35	11.62
Contained ounces milled	38,742	40,305	144,804	144,378
Average recovery rate	96%	97%	96%	97%
(1)Cost of sales includes mining and processing costs, royalties, and amortization.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
(3)For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.
(4)Grams per tonne of gold ("g/t Au").
(5)Includes capital advances of $nil and $1.4 million for the three and twelve months ended December 31, 2021 (($nil for the three and twelve months ended December 31, 2020).

Island Gold produced 37,500 ounces in the fourth quarter of 2021, a decrease from the fourth quarter of 2020 reflecting lower grades processed. For the full year, Island Gold produced 140,900 ounces, consistent with the prior year, and at the midpoint of production guidance.
Underground mining rates averaged 1,191 tpd in the fourth quarter and 1,202 tpd for the full year, consistent with annual guidance. As previously guided, underground grades increased from the third quarter, averaging 10.98 g/t Au, increasing full year grades mined to 10.27 g/t Au.
Mill throughput averaged 1,247 tpd in the fourth quarter, and 1,193 tpd for the full year, in line with annual guidance of 1,200 tpd. Mill recoveries averaged 96% in the quarter and 96% year-to-date, consistent with annual guidance.
Financial Review
Island Gold generated revenues of $68.6 million in the fourth quarter, a 14% decrease compared to the prior year period, reflecting less ounces sold and lower realized gold prices. Full year revenues were $252.0 million, consistent with the prior year.
                                        16

2021 Management’s Discussion and Analysis
Cost of sales (includes mining and processing costs, royalties and amortization expense) of $33.1 million in the fourth quarter and $112.3 million during the full year were consistent with the prior year periods. Higher mining and processing rates for the full year and a stronger Canadian dollar in 2021 were offset by lower unit mining costs and lower amortization charges.
Total cash costs of $575 per ounce in the fourth quarter were significantly higher than the prior year period, due to lower grades processed and the impact of the stronger Canadian dollar. Mine-site AISC of $871 per ounce in the fourth quarter were 29% higher than in the prior year reflecting higher sustaining capital spending with increased underground development. For the full year, total cash costs and mine-site AISC were both higher than the prior year largely reflecting the stronger Canadian dollar in 2021, as well as increased sustaining capital spending. The Canadian dollar increased total cash costs by approximately $30 per ounce and mine-site AISC by approximately $50 per ounce, relative to the prior year and initial guidance.
Total capital expenditures were $27.4 million in the fourth quarter, including $5.2 million of capitalized exploration. Spending was focused on lateral development, engineering and early procurement for the Phase III expansion project, and surface infrastructure. Full year capital spending totaled $118.6 million, including $18.8 million of capitalized exploration. In addition, Island Gold advanced $1.4 million for long lead time items supporting the Phase III expansion.
In the fourth quarter of 2021, the Company acquired and canceled a net profit interest ("NPI") royalty payable on production from certain claims at the Island Gold mine for consideration of $15.7 million. Over the past two years, the Company has acquired both an NPI and an NSR royalty on Island Gold that have significantly enhanced the long term value of the operation.
Island Gold generated mine-site free cash flow of $15.8 million in the fourth quarter and $53.1 million for the full year, net of all capital spending on the Phase III expansion. Given the planned ramp up in capital spending on the Phase III expansion, Island Gold is not expected to generate mine-site free cash flow in 2022.

                                        17

2021 Management’s Discussion and Analysis
Mulatos

The Mulatos mine is located within the Salamandra Concessions in the Sierra Madre Occidental mountain range in the State of Sonora, Mexico. The Company controls a total of 28,972 hectares of mineral concessions in proximity to the Mulatos mine. The mine achieved commercial production in 2006.
Mulatos Financial and Operational Review

	Three Months Ended December 31,		Years Ended December 31,
	2021	2020	2021	2020
Gold production (ounces)	23,100	31,200	121,300	150,800
Gold sales (ounces)	21,859	31,132	122,634	149,724
Financial Review (in millions)
Operating Revenues	$39.3	$57.7	$221.1	$261.7
Cost of sales (1)	$42.7	$41.3	$177.4	$168.8
(Loss) earnings from operations	($5.0)	$14.8	$36.4	$88.7
Cash (used) provided by operating activities	($6.3)	$24.6	$32.1	$110.5
Capital expenditures (sustaining) (2)	$8.2	$12.4	$22.9	$27.0
Capital expenditures (growth) (2) (7)	$25.7	$7.9	$103.7	$14.2
Capital expenditures (capitalized exploration) (2)	$0.3	$0.2	$1.7	$0.9
Mine-site free cash flow (2)	($40.5)	$4.1	($96.2)	$68.4
Cost of sales, including amortization per ounce of gold sold (1)	$1,953	$1,327	$1,447	$1,127
Total cash costs per ounce of gold sold (2)	$1,473	$986	$1,013	$816
Mine site all-in sustaining costs per ounce of gold sold (2),(3)	$1,899	$1,426	$1,240	$1,032
Open Pit Operations
Tonnes of ore mined - open pit (4)	660,576	1,270,425	3,116,492	5,641,346
Total waste mined - open pit (6)	2,496,896	3,913,900	9,060,201	9,534,900
Total tonnes mined - open pit	3,157,472	5,184,324	12,176,694	15,176,245
Waste-to-ore ratio (operating)	0.55	0.61	1.23	0.68
Crushing and Heap Leach Operations
Tonnes of ore stacked	1,760,629	1,969,732	7,074,460	7,308,457
Average grade of gold processed (5)	0.85	0.83	0.99	1.08
Contained ounces stacked	48,133	52,281	225,551	253,736
Average recovery rate	48%	60%	54%	59%
Ore crushed per day (tonnes) - combined	19,100	21,400	19,400	20,000
(1)Cost of sales includes mining and processing costs, royalties, and amortization.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
(3)For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.
(4)Includes ore stockpiled during the quarter.
(5)Grams per tonne of gold ("g/t Au").
(6)Total waste mined includes operating waste and capitalized stripping, but excludes tonnes mined at La Yaqui Grande.
(7)Includes capital advances of $nil and $8.4 million for the three and twelve months ended December 31, 2021 (($nil for the three and twelve months ended December 31, 2020).
Mulatos produced 23,100 ounces in the fourth quarter, lower than the prior year period though consistent with the third quarter. Production in the second half of 2022 was impacted by longer leach cycles for stockpiled ore stacked and lower production from Cerro Pelon with the deposit being depleted in the quarter. For the year, Mulatos produced 121,300 ounces, a 20% decrease from the prior year driven by lower grades mined, primarily from Cerro Pelon, as well as longer leach times for ore stacked in the second half of the year.
Ore mined in the fourth quarter decreased significantly compared to the prior year period, with mining activities within the main Mulatos pit focused on pre-stripping the El Salto portion of the pit. The majority of ore mined in the quarter was from Cerro Pelon and San Carlos, which were depleted by the end of the year. Total tonnes mined of 3,157,472 is exclusive of pre-stripping activities at La Yaqui Grande, where an additional 6.4 million tonnes of waste was mined in the quarter.
Total crusher throughput in the fourth quarter averaged 19,100 tpd for a total of 1,760,629 tonnes stacked at a grade of 0.85 g/t Au. Crusher throughput was 11% below the prior year period, though improved compared to the third quarter which had been impacted by above average rainfall. Tonnes stacked in the quarter exceeded tonnes mined due to the processing of surface stockpiles, which comprised the majority of tonnes stacked in the fourth quarter. For the full year, tonnes stacked were relatively consistent year-over-year, but at lower grades.
                                        18

2021 Management’s Discussion and Analysis
The increased proportion of stockpiles stacked in the quarter, combined with stacking on higher lifts of the leach pad, resulted in a longer than anticipated leach cycle which contributed to a lower recovery rate of 48%. The Company expects an improvement in production over the next two quarters as these previously stacked ounces are recovered; however, at higher processing costs given the additional reagents required. Total cash costs are expected to remain at similar levels of approximately $1,500 per ounce during the first half of 2022 reflecting the higher costs associated with processing the stockpiles as well as lower grades from the El Salto. Production rates are expected to increase in the second half of 2022 at substantially lower costs with the start of production from La Yaqui Grande and higher grades from El Salto.
Financial Review
Revenues of $39.3 million in the fourth quarter were lower than the prior year period driven by fewer ounces sold. For the full year, revenues of $221.1 million were lower than the prior year, as fewer ounces sold were partially offset by a higher realized gold price.
Cost of sales (includes mining and processing costs, royalties and amortization expense) of $42.7 million in the fourth quarter were higher than in the comparative period, primarily due to higher processing costs related to surface stockpiles and higher amortization charges. Amortization per ounce was higher in the quarter given the proportion of ore coming from Cerro Pelon which carries a higher amortization charge, as well as the impact of straight line depreciation on lower sales in the quarter. Total cash costs of $1,473 per ounce were higher than in the prior year period as a result of less tonnes stacked, and an increasing proportion of surface stockpiles processed which carry a higher cost per ounce given increased reagents consumption. The surface stockpiles also include historical inventory costs of approximately $150 per ounce, which were incurred in previous years when these tonnes were mined. Mine-site AISC of $1,899 per ounce in the quarter were higher than in the prior year period, consistent with the increase in total cash costs. Full year total cash costs and mine-site AISC were also higher than the prior year due to the increasing proportion of surface stockpiles stacked.
Capital spending totaled $34.2 million in the fourth quarter, of which $8.2 million was sustaining capital primarily related to capitalized stripping at El Salto. Growth capital of $25.7 million was primarily related to pre-stripping and construction activities at La Yaqui Grande. During the year, Mulatos incurred $119.9 million of capital spending, including $102.0 million on construction of La Yaqui Grande. Given the significant level of spending on La Yaqui Grande, Mulatos generated negative mine-site free cash flow of $40.5 million in the quarter and negative $96.2 million for the year. Full year mine-site free cash flow also was impacted by $26.9 million of tax payments in the first half of the year given the strong profitability in 2020.
Fourth Quarter 2021 Development Activities

Island Gold (Ontario, Canada)
Phase III Expansion Study
On July 14, 2020 the Company reported results of the positive Phase III Study conducted on its Island Gold mine. Based on the results of the study, the Company is proceeding with an expansion of the operation to 2,000 tpd. This follows a detailed evaluation of several scenarios which demonstrated the shaft expansion as the best option, having the strongest economics, being the most efficient and productive, and the best positioned to capitalize on further growth in Mineral Reserves and Resources. The Phase III expansion is expected to drive average annual gold production to 236,000 ounces per year upon completion of the shaft in 2025, representing a 70% increase from 2020 production. This will also reduce total cash costs to an average of $403 per ounce and mine-site all-in sustaining costs to $534 per ounce.
The Phase III Study was based on Mineral Reserves and Resources at Island Gold as of December 31, 2019 and does not include the significant growth subsequent to the study. This includes a 37%, or 1.4 million ounce increase in combined Mineral Reserves and Resources which now total 5.1 million ounces of gold. As a result, the Company is working on an updated Phase III expansion mine plan that will incorporate the significant growth in high-grade Mineral Reserves and Resources into an optimized mine plan which is expected to enhance already attractive economics and the value of the operation. The updated study is expected to be completed by mid-2022.
The Company is currently focused on permitting and detailed engineering of the shaft and associated infrastructure, including the hoisting plant and surface civil works, as well as the paste plant. Contract tendering and awarding remains ongoing, with significant contracts signed for the shaft sinking and headworks, shaft site surface works, and steel supply and fabrication. In addition, procurement of long lead time items is underway. Phase III permitting is anticipated to be completed during the first half of 2022 with the pre-sink for the shaft expected to begin mid-2022.
                                        19

2021 Management’s Discussion and Analysis
During the fourth quarter of 2021, the Company spent $11.0 million on surface infrastructure, capital development, detailed engineering and permitting activities. Growth capital spending through the year totaled $54.5 million, the majority of which relates to the Phase III expansion.
Mulatos District (Sonora, Mexico)
La Yaqui Grande
On July 28, 2020, the Company reported results of an internal study completed on its fully permitted La Yaqui Grande project located in the Mulatos District in Sonora, Mexico. La Yaqui Grande is located approximately seven kilometres (straight line) from the existing Mulatos operation and adjacent to the past producing La Yaqui Phase I operation. As with La Yaqui Phase I, La Yaqui Grande is being developed with an independent heap leach pad and crushing circuit.
La Yaqui Grande is expected to produce an average of 123,000 ounces of gold per year starting in the third quarter of 2022, significantly reducing the Mulatos District mine-site AISC from approximately $1,675 per ounce in the first half of 2022 to $1,175 per ounce in the second half. This is expected to decrease even further in 2023 as higher cost production from the main Mulatos operation is displaced with lower-cost production from La Yaqui Grande.
Construction activities progressed well in the fourth quarter, with the project on schedule to achieve commercial production in the third quarter of 2022. In 2021, approximately $102.0 million was spent on the project (including capital advances).
Fourth quarter highlights at La Yaqui Grande included:
•Over 21 million tonnes of waste mined in 2021 with the fourth quarter averaging 70,000 tpd;
•Primary, secondary and tertiary crushers are more than 90% complete; agglomeration system 80% complete;
•Crusher circuit commissioning is scheduled for Q2 2022;
•Heap leach construction is 85% complete;
•Carbon columns and ADR plant construction is 70% complete;
•Water treatment plant engineering and earthwork has been completed

La Yaqui Grande - Pit

                                        20

2021 Management’s Discussion and Analysis
La Yaqui Grande - Crusher area

La Yaqui Grande - Leach Pad

                                        21

2021 Management’s Discussion and Analysis
Lynn Lake (Manitoba, Canada)
The Company released a positive Feasibility Study on the Lynn Lake project in December 2017 outlining average annual production of 143,000 ounces over a 10 year mine life at average mine-site all-in sustaining costs of $745 per ounce.
The project economics based on the 2017 Feasibility Study at a $1,500 per ounce gold price include an after-tax internal rate of return ("IRR") of 21.5% and an after-tax NPV of $290 million (12.5% IRR at a $1,250 per ounce gold price). During the second quarter of 2020, the Company filed the Environmental Impact Statement ("EIS") with the federal government. Approval of the EIS is expected in the second half of 2022 following which the Company expects to make a construction decision. Assuming a positive construction decision, development of Lynn Lake is expected to take approximately two years.
Development spending (excluding exploration) was $2.6 million in the fourth quarter of 2021 to support the ongoing permitting process and engineering, and $6.0 million for the full year.
Kirazlı (Çanakkale, Turkey)
On October 14, 2019, the Company suspended all construction activities on its Kirazlı project following the Turkish government's failure to grant a routine renewal of the Company’s mining licenses, despite the Company having met all legal and regulatory requirements for their renewal. In October 2020, the Turkish government refused the renewal of the Company’s Forestry Permit. The Company had been granted approval of all permits required to construct Kirazlı including the Environmental Impact Assessment approval, Forestry Permit, and GSM (Business Opening and Operation) permit, and certain key permits for the nearby Ağı Dağı and Çamyurt Gold Mines. These permits were granted by the Turkish government after the project earned the support of the local communities and passed an extensive multi-year environmental review and community consultation process.
On April 20, 2021, the Company announced that its Netherlands wholly-owned subsidiaries Alamos Gold Holdings Coöperatief U.A, and Alamos Gold Holdings B.V. (the “Subsidiaries”) would be filing an investment treaty claim against the Republic of Turkey for expropriation and unfair and inequitable treatment, among other things, with respect to the Kirazlı, Ağı Dağı and Çamyurt gold development projects in Turkey. The claim was filed under the Netherlands-Turkey Bilateral Investment Treaty (the “Treaty”). Alamos Gold Holdings Coöperatief U.A. and Alamos Gold Holdings B.V. had its claim against the Republic of Turkey registered on June 7, 2021 with the International Centre for Settlement of Investment Disputes (World Bank Group).
In its effort to secure the renewal of its mining licenses, the Company has attempted to work cooperatively with the Turkish government, has raised with the Turkish government its obligations under the Treaty, has sought to resolve the dispute by good faith negotiations, and has made considerable effort to build support among stakeholders and host communities. The Turkish government has failed to provide the Company with a reason for the non-renewal of its licenses.
Bilateral investment treaties are agreements between countries to assist with the protection of investments. The Treaty establishes legal protections for investment between Turkey and the Netherlands. The Subsidiaries directly own and control the Company’s Turkish assets. The Subsidiaries invoking their rights pursuant to the Treaty does not mean that they relinquish their rights to the Turkish project, or otherwise cease the Turkish operations. The Company will continue to work towards a constructive resolution with the Republic of Turkey.
As a result, the Company incurred an after-tax impairment charge of $213.8 million in the second quarter of 2021. The non-cash impairment charge reflects the Company’s entire net carrying value of the Turkish mineral property, plant and equipment and certain other current assets.
In addition, the Company incurred approximately $2.5 million in the year for severances, legal costs, and ongoing holding costs which have been expensed, with the majority incurred in the second quarter following the announcement of the Treaty claim. Going forward, the Company expects holding costs will be approximately $1.0 to $2.0 million per year during the Treaty claim process.
Fourth Quarter 2021 Exploration Activities

Island Gold (Ontario, Canada)
The 2021 exploration drilling program was focused on expanding high-grade mineralization in the down-plunge and lateral extensions of the Island Gold deposit with the objective of adding new near-mine Mineral Resources across the two kilometre long Island Gold deposit. The most recent drill intercepts from the 2021 program were disclosed in a November 11, 2021 press release.

The Company continued its strong track record of exploration success and Mineral Reserve and Resource growth in 2021, with a 2% increase in Mineral Reserves to 1.3 million ounces of gold (4.1 mt grading 10.12 g/t Au), including a 4% increase in reserve grade, as well as an 8% increase in Inferred Mineral Resources to 3.5 million ounces (7.9 mt grading 13.59 g/t Au).

                                        22

2021 Management’s Discussion and Analysis
Four diamond drill rigs continued operating in the fourth quarter focused on the surface directional exploration program. One underground regular exploration diamond drill operated in the quarter and two diamond drill rigs were focused on underground directional drilling. A total of 4,020 m of surface directional drilling, 1,527 m of underground directional drilling and 2,628 m of standard underground exploration drilling was completed in the fourth quarter of 2021.

Surface exploration drilling

A total of 4,020 m of surface directional drilling was completed in seven holes during the fourth quarter. Surface directional drilling targeted areas peripheral to the Inferred Mineral Resource block in the Island East area between 1,400 m and 1,750 m below surface with drill hole spacing ranging from 75 m to 100 m.

Underground exploration drilling

During the fourth quarter of 2021, a total of 1,527 m of underground directional drilling was completed in three holes from the 740 and 840 levels. A total of 2,628 m of standard underground exploration drilling was completed in 9 holes from the 340 and 840 levels. The objective of the underground drilling is to identify new Mineral Resources close to existing Mineral Resource or Reserve blocks. A total of 205 m of underground exploration drift development was completed on the 490, 620, 790 and 840 levels during the fourth quarter of 2021.

Total exploration expenditures during the fourth quarter were $6.7 million, of which $5.2 million was capitalized. For the full year, $23.5 million of exploration expenditures were incurred, of which $18.8 million was capitalized.

Young-Davidson (Ontario, Canada)
The 2021 drill program represented the first significant exploration campaign at Young-Davidson since 2011, given the focus of the last several years on completing the lower mine expansion. Through a successful delineation drilling program, Mineral Reserves were more than replaced, increasing 5% to 3.4 million ounces (43.7 mt grading 2.42 g/t Au) at the end of 2021, and extending Young-Davidson's Mineral Reserve life to 15 years.

Underground exploration drilling during the fourth quarter was focused on four targets with 4,011 m completed in nine holes. Drilling from the 8960-level exploration drill bay established in the lower mine infrastructure tested the footwall stratigraphy to the north, followed by evaluation to the west and down-plunge of existing Mineral Reserves and Resources with one drill hole completed in the fourth quarter. Drilling is targeting syenite-hosted mineralization as well as continuing to test mineralization in the footwall sediments and in the hanging wall mafic-ultramafic stratigraphy. On the east side of the deposit, a second underground drill completed five holes from the 8900-level targeting an area down-dip from the existing Mineral Reserves and Resources. This drill also completed three holes from the 9710-level testing along strike to the east of existing Mineral Reserves and Resources.

As previously disclosed in a July 12, 2021 press release, the current drilling campaign has been successful in extending gold mineralization 150 m below existing Inferred Mineral Resources. This follows a 220 m extension of gold mineralization in 2020 which contributed to an increase in Inferred Mineral Resources in the 2020 year-end update. The 2021 campaign has also intersected high-grade mineralization 200 m outside of the syenite in the hanging wall, as well as in the footwall of the deposit highlighting significant near-mine exploration potential outside of the known ore body.

Exploration spending totaled $3.4 million of which $2.7 million was capitalized in the fourth quarter 2021 and $7.2 million of which $6.5 million was capitalized for the year.

Mulatos District (Sonora, Mexico)

The Company has a large exploration package covering 28,972 hectares with the majority of past exploration efforts focused around the Mulatos mine. Exploration has moved beyond the main Mulatos pit area and is focused on earlier stage prospects throughout the wider district.

During the fourth quarter of 2021, exploration activities were focused on the near-mine, Puerto del Aire trend with 1,179 m of drilling completed in two drill holes. Drilling at Puerto del Aire during the year was successful in establishing a new underground Mineral Reserve at Mulatos, consisting of 0.4 million ounces of gold (2.8 mt grading 4.67 g/t Au) as at December 31, 2021. Drilling also continued at the El Halcon targets with twelve drill holes completed totaling 3,259 m.

At Halcon west, geophysical work including magnetometry and induced polarization surveys were initiated. The option agreement with Aloro Mining Corp. was extended for a second year in order to further evaluate the Los Venados Property, which is immediately north of the Mulatos mine.

                                        23

2021 Management’s Discussion and Analysis
During the fourth quarter, the Company incurred $1.9 million of exploration spending, of which $0.3 million was capitalized. For 2021, $9.0 million was incurred, of which $1.7 million was capitalized.

Lynn Lake (Manitoba, Canada)

During the fourth quarter of 2021, interpretation of results from the 2021 drilling programs were ongoing with a focus on identifying resource expansion opportunities at MacLellan, Gordon, and Burnt Timber. Interpretation and targeting of data collected during the 2021 field season was also underway with the objective of advancing a pipeline of prospective regional exploration targets. This included follow-up exploration targeting at Tulune, a new greenfields discovery, disclosed in a December 16, 2021 press release. Exploration spending totaled $1.4 million in the fourth quarter, and $7.8 million in the year, which was capitalized.
Key External Performance Drivers

Gold Price
The Company’s financial performance is largely dependent on the price of gold, which directly affects the Company’s profitability and cash flow. The price of gold is subject to volatile price movements and is affected by numerous factors, such as the strength of the US dollar, supply and demand, interest rates, and inflation rates, all of which are beyond the Company’s control. During the fourth quarter of 2021, the Company realized an average gold price of $1,798 per ounce, slightly above the average London PM Fix price of $1,795 per ounce. For the full year, the Company realized an average gold price of $1,800 per ounce, slightly above the average London PM Fix price of $1,799.
As at December 31, 2021, the Company has 110,700 ounces hedged for 2022 which ensure a minimum average realized gold price of $1,762 per ounce and a maximum average realized gold price of $2,039 per ounce, regardless of the movement in gold prices during the period.
Foreign Exchange Rates
At the Company’s mine sites, a significant portion of operating costs and capital expenditures are denominated in foreign currencies, including Mexican pesos and Canadian dollars. Fluctuations in the value of these foreign currencies compared to the US dollar can significantly impact the Company’s costs and cash flow. In the fourth quarter of 2021, the Canadian dollar averaged approximately $1.26 CAD to $1 USD, compared to $1.26 CAD to $1 USD in the third quarter of 2021. The Mexican peso ("MXN") averaged 20.74 MXN to $1 USD in the fourth quarter of 2021 compared to 20.00 MXN to $1 USD in the third quarter of 2021.

The Company recorded a foreign exchange loss of $1.1 million in the fourth quarter related to the translation of the Company's net monetary assets resulting from changes in period-end foreign exchange rates. The Canadian Dollar to US dollar exchange rate remained flat quarter over quarter, ending at $1.27 CAD to $1 USD at December 31, 2021. The Mexican strengthened slightly to 20.46 MXN to $1 USD at December 31, 2021 compared to a rate of 20.54 MXN to $1 USD at September 30, 2021.

In addition, the movement of the CAD and MXN rates generated a non-cash foreign exchange loss of $2.2 million in the fourth quarter of 2021 and a loss of $6.9 million for the year on the revaluation of monetary tax and deferred tax balances, which is recorded within deferred tax expense.

The Company actively manages its currency exposure through a hedging program, which resulted in a realized foreign exchange gain of $0.2 million during the fourth quarter, and $3.8 million for 2021. The Company applies hedge accounting; accordingly, these realized gains and losses have been applied against operating and capital costs at the operating mines.
                                        24

2021 Management’s Discussion and Analysis
Summarized Financial and Operating Results

(in millions, except ounces, per share amounts, average realized prices, AISC and total cash costs)
Three Months Ended December 31,			Years Ended December 31,
	2021	2020	2021	2020	2019
Gold production (ounces)	112,500	120,400	457,200	426,800	494,500
Gold sales (ounces)	112,966	121,831	457,517	424,325	494,702
Operating Revenues	$203.1	$226.6	$823.6	$748.1	$683.1
Cost of sales (1)	$138.4	$135.8	$534.1	$482.0	$521.4
Earnings from operations	$49.8	$81.3	$14.9	$227.6	$126.0
Earnings before income taxes	$43.6	$85.8	$2.3	$218.2	$128.9
Net earnings (loss)	$29.5	$76.9	($66.7)	$144.2	$96.1
Adjusted net earnings (2)	$36.7	$58.2	$162.1	$156.5	$83.5
Earnings (loss) per share, basic	$0.08	$0.20	($0.17)	$0.37	$0.25
Adjusted earnings per share (2)	$0.09	$0.15	$0.41	$0.40	$0.21
Total assets			$3,621.5	$3,636.5	$3,396.5
Total non-current liabilities			728.5	638.1	573.9
Cash flow from operations	$88.1	$131.4	$356.5	$368.4	$260.4
Dividends per share, declared and paid	0.025	0.02	0.10	0.065	0.04
Average realized gold price per ounce	$1,798	$1,860	$1,800	$1,763	$1,381
Cost of sales per ounce of gold sold, including amortization (1)	$1,225	$1,115	$1,167	$1,136	$1,054
Total cash costs per ounce of gold sold (2)	$843	$733	$794	$761	$720
All-in sustaining costs per ounce of gold sold (2)	$1,237	$1,030	$1,135	$1,046	$951
(1) Cost of sales includes mining and processing costs, royalties and amortization. For the three and twelve months ended December 31, 2020, cost of sales also includes COVID-19 costs of $nil and $6.5 million.
(2) Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

Review of Fourth Quarter Financial Results

Operating Revenue
During the fourth quarter of 2021, the Company sold 112,966 ounces of gold for revenues of $203.1 million, a 10% decrease from the prior year period driven by lower realized gold prices and less ounces sold.
The average realized gold price in the fourth quarter was $1,798 per ounce, a 3% decrease compared to $1,860 per ounce realized in the prior year period. The average realized gold price was slightly above the London PM Fix price for the quarter of $1,795 per ounce.
Cost of Sales
Cost of sales were $138.4 million in the fourth quarter, 2% higher than the prior year period.
Mining and Processing
Mining and processing costs were $92.2 million, 7% higher than the prior year period. The increase in mining costs was primarily related to increased mining activity at Young Davidson, where mining rates were 8% higher than the prior year, as well as higher processing costs at Mulatos. Further, reported US dollar costs have been impacted by the stronger Canadian dollar in 2021.
Consolidated total cash costs of $843 per ounce and AISC of $1,237 per ounce in the quarter were both higher compared to the prior year period due to higher processing costs for stockpiled ore at Mulatos, a stronger Canadian dollar, and slightly lower grades mined at Island Gold, partially offset by lower unit mining costs at Young-Davidson.
Royalties
Royalty expense was $3.0 million in the quarter, lower than the prior year period of $3.3 million due to lower ounces sold in the period.
Amortization
Amortization of $43.2 million in the quarter was lower than the prior year period due to less ounces sold. Amortization of $382 per ounce was consistent with the prior year.
                                        25

2021 Management’s Discussion and Analysis
Earnings from Operations
The Company recognized earnings from operations of $49.8 million in the quarter, a decrease from the prior year period as a result of less ounces sold, and lower operating margins driven by a 3% decrease in realized gold prices, and higher cash costs at Mulatos and Island Gold.
Net Earnings
The Company reported net earnings of $29.5 million in the quarter, compared to net earnings of $76.9 million in the comparative period. The decrease in net earnings from the prior year period is mainly driven by lower operating margins and a higher effective tax rate resulting from foreign exchange losses recorded within taxes. Net earnings in the fourth quarter of 2020 benefited from a $13.7 million foreign exchange gain recorded within deferred tax expense. On an adjusted basis, earnings in the fourth quarter of 2021 were $36.7 million, or $0.09 per share.
Review of 2021 Financial Results

Operating Revenue
For the full year 2021, the Company sold 457,517 ounces of gold for record revenues of $823.6 million, a 10% increase from the prior year period driven by higher realized gold prices and more ounces sold. The 8% increase in ounces sold was primarily driven by higher production at Young-Davidson, as the prior year was impacted by the temporary shutdown of the Northgate shaft. In addition, the average realized gold price in 2021 of $1,800 per ounce was 2% higher than the realized gold price of $1,763 per ounce in the prior year.
Cost of Sales
Year-to-date cost of sales were $534.1 million, an increase from $482.0 million in the prior year.
Mining and Processing
Mining and processing costs increased to $351.5 million from $312.6 million in the prior year, driven by significantly higher mining rates at Young-Davidson in 2021. In addition, the stronger Canadian dollar and Mexican peso, as well as costs related to COVID-19 preventative measures at all three operations increased cost of sales compared to the prior year.
Consolidated total cash costs in the year were $794 per ounce compared to $761 per ounce in the prior year. The increase in total cash costs was primarily driven by higher processing costs at Mulatos and the impact of foreign exchange and COVID-19 preventative costs, partially offset by lower unit mining costs at Young-Davidson.
AISC of $1,135 per ounce was higher than the prior year, mainly due to higher sustaining capital spending at the operations.
Royalties
Royalty expense was $11.7 million, a 15% increase compared to $10.2 million in the prior year, due to more ounces sold and a higher realized gold price.
Amortization
Amortization of $170.9 million was higher than in the prior year, mainly driven by an increase in amortization per ounce to $374 per ounce, a 4% increase compared to 2020. Amortization cost per ounce was higher reflecting increased production at Cerro Pelon which carries a higher amortization rate, as well as the completion of the lower-mine tie-in at Young-Davidson in mid-2020, which resulted in amortization of the new lower-mine infrastructure.
Impairment charge
In accordance with the Company’s accounting policy, assets are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be recoverable. In April 2021, the Company proceeded with a bilateral investment treaty claim following the continued failure by the Republic of Turkey to renew the mining licenses since their expiry, and the continued failure of discussions with the Republic of Turkey to resolve the situation. As a result, the Company concluded that an impairment trigger for accounting purposes existed in the second quarter of 2021.
The recoverable amount relating to mineral properties was determined as nil, based on both the FVLCD and VIU methods. The FVLCD is considered to be nil on the basis that no other market participant would likely be able to progress the Project in the face of the Treaty claim and the current state of the Company’s mining licenses. A market approach was used in estimating the FVLCD as an income approach would not be considered to provide a reliable estimate of fair value. The VIU of the Project is also considered to be nil due to the current probability of resolving the dispute with the Republic of Turkey, and therefore the likelihood of the Project being developed, being now considered to be remote, and therefore no future positive cash flows can be expected to be generated.
                                        26

2021 Management’s Discussion and Analysis
As a result, the Company incurred an impairment charge of $224.3 million ($213.8 million after tax) in the second quarter of 2021. The non-cash impairment charge reflects the Company’s entire net carrying value of the Turkish mineral property, plant and equipment and certain other current assets. Refer to note 13 of the Company's consolidated financial statements for the year ended December 31, 2021 for further details.
Earnings from Operations
The Company recognized earnings from operations of $14.9 million, compared to earnings of $227.6 million in the prior year. The decrease in earnings from operations was due to the impairment charge of $224.3 million related to the Turkish Projects.
Net Loss
The Company reported a net loss of $66.7 million for 2021 compared to net earnings of $144.2 million in the prior year. The net loss in the current year was driven by the impairment charge related to the Turkish Projects recorded in the second quarter. On an adjusted basis, earnings of $162.1 million or $0.41 per share in 2021 were 4% higher than in the prior year, driven by higher revenues. Adjusted earnings reflect adjustments for the Turkish impairment charge, other one-time gains and losses, as well as foreign exchange movements recorded in deferred taxes and foreign exchange of $6.9 million.
Consolidated Expenses and Other

(in millions)
	Three Months Ended December 31,		Years Ended December 31,
	2021	2020	2021	2020
Exploration expense	($4.3)	($2.6)	($14.7)	($7.2)
Corporate and administrative expense	(6.7)	(5.7)	(24.5)	(21.0)
Share-based compensation expense	(3.9)	(1.2)	(11.1)	(10.3)
Finance expense	(1.2)	(1.3)	(4.5)	(4.3)
Foreign exchange (loss) gain	(1.1)	2.7	(0.9)	(1.4)
Other (loss) gain	(3.9)	3.1	(7.2)	(3.7)
Exploration
Exploration expense mainly relates to expenditures on early-stage exploration projects and corporate exploration support. Expenses incurred in the fourth quarter and the full year mainly related to activities at Mulatos and corporate support, as the majority of spending at Island Gold, Young-Davidson and Lynn Lake was capitalized.
Corporate and administrative
Corporate and administrative costs include expenses relating to the overall management of the business that are not part of direct mine operating costs. These costs are incurred at the corporate office located in Canada. Corporate and administrative costs were higher than the prior year due to higher personnel costs, and a stronger Canadian dollar in 2021.
Share-based compensation
Share-based compensation expense of $3.9 million in the fourth quarter was higher than the prior year period due to the impact of the change in share price on the revaluation of the liability for outstanding cash-based long-term incentives. For 2021, share-based compensation of $11.1 million is also higher compared to the prior year due to the increase in the Company's share price compared to the prior year.
Finance expense
Finance expense was consistent with the prior year period and primarily relates to standby fees on the credit facility and accretion of the decommissioning liability.
Foreign exchange (loss) gain
A foreign exchange loss of $1.1 million was recorded in the fourth quarter, compared to a gain in the prior year quarter due to the impact of the strengthening Canadian dollar and Mexican peso in the current period. For 2021, the Company recorded a foreign exchange loss of $0.9 million for similar reasons.
                                        27

2021 Management’s Discussion and Analysis
The Company applies hedge accounting to its Canadian and Mexican foreign currency option and forward contracts, which reduces the impact of unrealized foreign exchange movements on net earnings. During the fourth quarter, the Company realized a gain of $0.2 million on settled foreign exchange contracts. In addition, the outstanding contracts had a mark-to-market gain of $2.3 million, net of tax, which is recorded within other comprehensive income (loss).
The Company will continue to experience non-cash foreign currency gains or losses on monetary assets and liabilities, primarily as a result of fluctuations between the US dollar and both the Canadian dollar and Mexican peso.
Other (loss) gain
Other (loss) gain in the fourth quarter of 2021 includes a loss on disposal of assets of $0.9 million, charges related to the Turkey BIT claim and administrative expenses of $0.6 million, an unrealized mark-to-market loss of $0.1 million on gold option contracts, as well as various other one-time charges of $2.3 million. For 2021, other (loss) gain consists of a loss on disposal of assets of $1.5 million, charges related to the Turkey BIT claim and administrative expenses of $1.6 million, an unrealized mark-to-market gain of $0.4 million on gold option contracts, severance costs related to the Turkish projects of $0.9 million, as well as various other one-time charges.
Consolidated Income Tax Expense

The Company is subject to tax in various jurisdictions, including Mexico and Canada. There are a number of factors that can significantly impact the Company’s effective tax rate including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowances, foreign currency exchange rate movements, changes in tax laws and the impact of specific transactions and assessments. Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, it is expected that the Company’s effective tax rate will fluctuate in future periods.
For the year ended December 31, 2021, the Company recognized a current tax expense of $5.3 million and a deferred tax expense of $63.7 million, compared to a current tax expense of $30.1 million and deferred tax expense of $43.9 million in the same period of 2020. The current income tax expense in 2021 primarily relates to income tax expense in Mexico and is lower than the prior year given decreased operating earnings in Mexico. The deferred tax expense was primarily driven by the increased use of tax pools compared to accounting depreciation and changes to foreign exchange rates during the period.
The Company's Mulatos mine in Mexico, as well as the Young-Davidson and Island Gold mines in Canada, pay income taxes based on their tax functional currency which is the Mexican peso and Canadian dollar, respectively. The legal entity financial statements for Mulatos, Young-Davidson and Island Gold include foreign exchange and other income items that differ from the US dollar functional currency financial statements. The total foreign exchange impact recorded within taxes for the year ended 2021 was a $6.9 million expense (2020 - $3.1 million expense).

                                        28

2021 Management’s Discussion and Analysis
Financial Condition

	December 31, 2021	December 31, 2020
Current assets	$459.4	$473.4	Current assets decreased compared to the prior year, primarily driven by a decrease in cash and cash equivalents and equity securities, offset by an increase in inventory at Mulatos. The decrease in cash and cash equivalents is mainly attributable to higher capital spending, the repurchase of an NPI royalty at Island Gold, dividend payments and share buybacks. Equity securities have decreased due to the liquidation of certain equity securities in the first quarter of 2021, partially offset by various purchases throughout the year.
Long-term assets	3,162.1	3,163.1	Long-term assets remained relatively consistent year over year, with capital expenditures in the year offset by amortization and the impairment of the Turkish Projects in the second quarter of 2021, which reduced mineral property, plant, and equipment by $218.8 million.
Total assets	$3,621.5	$3,636.5
Current liabilities	$157.4	$146.9	Current liabilities are slightly higher than the prior year due to an increase in trade payables, partially offset by a reduction in income tax payables given lower profitability in Mexico in the current year.
Non-current liabilities	728.5	638.1
Non-current liabilities are higher than the prior year as a result of an increase in the deferred income tax liability, driven by a significant increase in earnings before income taxes at the Canadian operations which required the use of tax pools. In addition, there was an increase in the decommissioning liability in the year due to a revision of the estimates of cash flows, mainly at Mulatos.

Total liabilities	$885.9	$785.0
Shareholders’ equity	$2,735.6	$2,851.5	The decrease in Shareholders' equity was driven by the net loss generated during 2021 due to the impairment charge incurred on the Turkish Projects. In addition, total dividends and shares repurchased were approximately $51 million in the year which reduced shareholder's equity.
Total liabilities and equity	$3,621.5	$3,636.5
Liquidity and Capital Resources

The Company’s strategy is based on achieving positive cash flow from operations to internally fund operating, capital and project development requirements, generate returns for its shareholders, and bolster the balance sheet. Material increases or decreases in the Company’s liquidity and capital resources will be substantially determined by the success or failure of the Company’s operations, exploration, and development programs, the ability to obtain equity or other sources of financing, the price of gold, and currency exchange rates.
As at December 31, 2021, the Company had cash and cash equivalents of $172.5 million and $23.9 million in equity securities, compared to $220.5 million and $43.7 million, respectively, at December 31, 2020. In addition, the Company has access to $500.0 million of liquidity available under its credit facility. In the opinion of management, the Company's liquidity position of $672.5 million at December 31, 2021 comprised of cash and cash equivalents and availability under the credit facility, together with cash flows from operations, is sufficient to support the Company's normal operating requirements and capital commitments on an ongoing basis.
                                        29

2021 Management’s Discussion and Analysis
Cash Flow

(in millions)
	Three Months Ended December 31,		Years Ended December 31,
	2021	2020	2021	2020
Cash flow provided by operating activities	$88.1	$131.4	$356.5	$368.4
Cash flow used in investing activities	(111.3)	(85.4)	(357.1)	(314.1)
Cash flow used in financing activities	(15.5)	(99.8)	(47.3)	(15.6)
Effect of foreign exchange rates on cash	(0.2)	0.2	(0.1)	(1.0)
Net (decrease) increase in cash	(38.9)	(53.6)	(48.0)	37.7
Cash and cash equivalents, beginning of period	211.4	274.1	220.5	182.8
Cash and cash equivalents, end of period	$172.5	$220.5	$172.5	$220.5
Cash flow provided by operating activities
In the fourth quarter of 2021, operating activities generated cash flow of $88.1 million compared to $131.4 million in the same period in 2020. This represented a 33% decrease, driven by less ounces sold and lower operating margins. Cash flow provided by operations before working capital and taxes paid was $91.8 million in the fourth quarter compared to $126.5 million in the prior year period, with working capital changes in the quarter mainly reflecting inventory movements.
For the year ended December 31, 2021, operating activities generated $356.5 million, compared to $368.4 million in the prior year, mainly driven by higher cash taxes paid of $26.9 million compared to $4.6 million in the prior year.
Cash flow used in investing activities
In the fourth quarter of 2021, capital expenditures of $91.6 million were higher than expenditures of $73.4 million in the fourth quarter of 2020. The increase was driven by the ramp up of construction activities at La Yaqui Grande and higher capital spending at Island Gold. For the year, the Company invested $348.6 million on capital expenditures compared to $246.1 million in the prior year period. In addition, investing activities in the year ended December 31, 2021 included $9.8 million in capital advances related to La Yaqui Grande and the Island Gold Phase III project. In the fourth quarter of 2021, the Company repurchased a NPI royalty on the Island Gold mine for $15.7 million.
Other significant investing activities included the disposition of various equity securities held, generating proceeds of $25.8 million in the year. In addition, the Company purchased $4.0 million in shares in other public companies during the fourth quarter and $8.8 million in the year.
Cash flow used in financing activities
During the quarter, the Company declared a dividend of $0.025 per share, consistent with the third quarter dividend, bringing the year-to-date dividends declared to $39.1 million. Of this amount, $34.5 million was paid in cash and the remainder was issued in shares pursuant to the Company's dividend reinvestment plan. In addition, the Company also repurchased and cancelled 1,583,562 shares during the year for $11.7 million or $7.39 per share. In total, the Company returned $50. million to shareholders during the year.
Credit Facility
The Company has access to an undrawn credit facility (the "Facility") of $500.0 million. The Facility bears interest at a rate of Libor plus 1.875% on drawn amounts and stand-by fees of 0.42% on undrawn amounts. In 2021, the Company incurred costs of $1.1 million to extend the Facility to October 1, 2025, which will be amortized into net earnings over the term of the Facility.
The Facility is secured against all of the material present and future assets, property and undertakings of the Company. The Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. It contains financial covenant tests that include (a) a minimum interest coverage ratio of 3.0:1.0 and (b) a maximum net leverage ratio of 3.5:1.0, both as defined in the agreement. As at December 31, 2021, the Company is in compliance with the covenants.

                                        30

2021 Management’s Discussion and Analysis
Contractual Obligations

Contractual Obligations	Less than 1 year	2 - 3 years	4 - 5 years	More than 5 years	Total
Operating and financing leases	0.5	0.9	0.9	—	2.3
Accounts payable and accrued liabilities	157.4	—	—	—	157.4
Decommissioning liability	3.3	21.7	23.9	66.0	114.9
Contract mining	65.5	51.2	38.8	9.3	164.8
Capital commitments	71.2	26.3	26.3	—	123.8
	$297.9	$100.1	$89.9	$75.3	$563.2

Outstanding Share Data

February 23, 2022
Common shares	391,889,733
Stock options	4,601,726
Deferred share units	911,428
Performance share units	1,329,655
Restricted share units	2,168,184
400,900,726
Related party transactions

There were no related party transactions during the year other than those disclosed in the Company’s consolidated financial statements for the years ended December 31, 2021 and 2020.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Financial Instruments

The Company seeks to manage its exposure to fluctuations in commodity prices, fuel prices and foreign exchange rates by entering into derivative financial instruments from time to time.
Commodity option and forward contracts
As at December 31, 2021, the Company held option contracts to protect against the risk of a decrease in the value of the gold price on a portion of gold sales.
The following gold collar contracts are outstanding as of December 31, 2021:

Period Covered	Contract type	Ounces subject to contract	Average purchase put option	Average sold call option
2022	Collars	110,700	$1,762	$2,039
1.the Company also has 110,700 of sold put options at an average price of $1,642 per ounce that mature in the same period as the corresponding collars.

                                        31

2021 Management’s Discussion and Analysis
The fair value of these contracts was an asset of $0.5 million as at December 31, 2021 (December 31, 2020 - $nil). For the year ended December 31, 2021, the Company realized a gain of $0.5 million related to the settlement of option contracts which is recorded in operating revenues (2020 - realized losses of $8.1 million). The Company recorded an unrealized gain of $0.9 million for the twelve months ended December 31, 2021 (2020 - unrealized gain of $0.7 million). The Company has elected to not apply hedge accounting to gold option contracts, with changes in fair value recorded in net earnings.
Foreign currency contracts
As at December 31, 2021, the Company held option contracts to protect against the risk of an increase in the value of the Canadian dollar and Mexican peso versus the US dollar. These option contracts are for the purchase of local currencies and the sale of US dollars, which settle on a monthly basis, and are summarized as follows:
Canadian dollar contracts

Period Covered	Contract type	Contracts (CAD$ Millions)	Average minimum rate (USD/CAD)	Average maximum rate (USD/CAD)
2022	Collars	507.0	1.25	1.29
2022	Forwards	4.0	—	1.29
2022	Bought Puts	14.0	1.29	—
Mexican Peso contracts

Period Covered	Contract type	Contracts (MXN Millions)	Average minimum rate (MXN/USD)	Average maximum rate (MXN/USD)
2022	Collars	1,965.0	20.94	23.65
The fair value of these contracts was an asset of $2.6 million as at December 31, 2021 (December 31, 2020 - asset of $4.3 million). For the year ended December 31, 2021, the Company realized gains of $3.8 million on the foreign currency contracts (2020 - realized losses of $1.4 million) which has been applied against operating and capital costs.
Fuel contracts
The Company enters into option contracts to hedge against the risk of an increase in the price of diesel fuel. These option contracts are for the purchase of New York Harbour Ultra Low Sulfur Diesel ("ULSD") contracts, which settle on a monthly basis, and the Company believes this is an appropriate manner of managing price risk.
As at December 31, 2021, the Company has hedged 2,268,000 gallons of diesel at a range of 1.87 to 2.28 per gallon for 2022.

For the year ended December 31, 2021, the Company recorded an unrealized gain of $0.9 million in accumulated other comprehensive income related to the fuel hedges (2020 - an unrealized gain of $0.1 million).
Summary of Quarterly Financial and Operating Results

	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020
Gold ounces produced	112,500	104,700	114,200	125,800	120,400	117,100	78,400	110,800
Gold ounces sold	112,966	110,488	107,581	126,482	121,831	116,035	74,605	111,854
Operating Revenues	$203.1	$198.0	$195.1	$227.4	$226.6	$218.4	$126.2	$176.9
Earnings (loss) from operations	$49.8	$57.3	($168.5)	$76.3	$81.3	$88.0	$12.1	$46.2
Net earnings (loss)	$29.5	$25.1	($172.5)	$51.2	$76.9	$67.9	$11.7	($12.3)
Earnings (Loss) per share, basic	$0.08	$0.06	($0.44)	$0.13	$0.20	$0.17	$0.03	($0.03)
Adjusted net earnings (1)	$36.7	$37.6	$38.7	$49.1	$58.2	$56.9	$9.8	$29.4
Adjusted earnings per share, basic (1)	$0.09	$0.10	$0.10	$0.13	$0.15	$0.14	$0.03	$0.08
Earnings before interest, taxes, depreciation and amortization (1)	$88.0	$100.0	$94.4	$119.6	$133.6	$130.5	$40.9	$76.7
Cash provided by operating activities	$88.1	$82.4	$86.7	$99.3	$131.4	$130.8	$49.6	$56.6
Average realized gold price	$1,798	$1,792	$1,814	$1,798	$1,860	$1,882	$1,692	$1,582
(1)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

For the past eight quarters, production and gold ounces sold have been relatively consistent, with the exception of the second quarter of 2020. Production was lowest in the second quarter of 2020, driven by temporary suspensions at both Island Gold and
                                        32

2021 Management’s Discussion and Analysis
Mulatos due to COVID-19, and lower production at Young-Davidson as the lower mine tie-in was completed. Operations returned to full capacity in the third and fourth quarters of 2020, leading to higher production at Young-Davidson. Ounces produced in the fourth quarter of 2021 were higher than the third quarter of 2021 mainly due to increased production at Island Gold as a result of higher grades.
Earnings (loss) from operations and cash flow from operating activities have continuously improved since the second quarter of 2020, apart from the second quarter of 2021, as a result of a higher gold price and lower operating costs, resulting in higher margins on ounces produced and positive cash flow from operations. The loss from operations in the second quarter of 2021 was driven by a one-time non-cash impairment charge of $224.3 million, representing the entire carrying value of the Turkish Projects. The fourth quarter of 2020 represented record adjusted net earnings, cash flow from operations and earnings before interest, taxes, depreciation and amortization.
Non-GAAP Measures and Additional GAAP Measures

The Company has included certain non-GAAP financial measures to supplement its Consolidated Financial Statements, which are presented in accordance with IFRS, including the following:
•adjusted net earnings and adjusted earnings per share;
•cash flow from operating activities before changes in working capital and taxes received;
•company-wide free cash flow;
•total mine-site free cash flow;
•mine-site free cash flow;
•net cash;
•total cash cost per ounce of gold sold;
•all-in sustaining cost ("AISC") per ounce of gold sold;
•mine-site all-in sustaining cost ("Mine-site AISC") per ounce of gold sold;
•sustaining and non-sustaining capital expenditures; and
•earnings before interest, taxes, depreciation, and amortization
The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are dully noted and retrospectively applied as applicable.
Adjusted Net Earnings and Adjusted Earnings per Share
“Adjusted net earnings” and “adjusted earnings per share” are non-GAAP financial measures with no standard meaning under IFRS which exclude the following from net earnings:
•Foreign exchange gain (loss)
•Items included in other gain (loss)
•Certain non-reoccurring items
•Foreign exchange gain (loss) recorded in deferred tax expense
•The income and mining tax impact of items included in other gain (loss)
Net earnings have been adjusted, including the associated tax impact, for the group of costs in “other loss” on the consolidated statement of comprehensive income. Transactions within this grouping are: the fair value changes on non-hedged derivatives; the renunciation of flow-through exploration expenditures; loss on disposal of assets; severance costs related to Turkish Projects; and Turkish Projects holding costs and arbitration costs. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings.
                                        33

2021 Management’s Discussion and Analysis
The Company uses adjusted net earnings for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the items which have been excluded from the determination of adjusted net earnings. Consequently, the presentation of adjusted net earnings enables shareholders to better understand the underlying operating performance of the core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies.
Adjusted net earnings is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.

(in millions)
	Three Months Ended December 31,		Years Ended December 31,
	2021	2020	2021	2020	2019
Net earnings (loss)	$29.5	$76.9	($66.7)	$144.2	$96.1
Adjustments:
Impairment charge, net of taxes	—	—	213.8	—	—
Foreign exchange loss (gain)	1.1	(2.7)	0.9	1.4	(0.3)
Other loss (gain)	3.9	(3.1)	7.2	3.7	(5.1)
Unrealized foreign exchange loss (gain) recorded in deferred tax expense	2.2	(13.7)	6.9	3.1	(13.2)
COVID-19 costs	—	—	—	6.5	—
Other income tax and mining tax adjustments	—	0.8	—	(2.4)	6.0
Adjusted net earnings	$36.7	$58.2	$162.1	$156.5	$83.5
Adjusted earnings per share - basic and diluted	$0.09	$0.15	$0.41	$0.40	$0.21
Cash Flow from Operating Activities before Changes in Working Capital and Cash Taxes
“Cash flow from operating activities before changes in working capital and cash taxes” is a non-GAAP performance measure that could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in working capital and taxes received to “Cash provided by (used in) operating activities” as presented on the Company’s consolidated statements of cash flows. “Cash flow from operating activities before changes in working capital” is a non-GAAP financial measure with no standard meaning under IFRS.
The following table reconciles the non-GAAP measure to the consolidated statements of cash flows.

(in millions)
	Three Months Ended December 31,		Years Ended December 31,
	2021	2020	2021	2020
Cash flow from operating activities	$88.1	$131.4	$356.5	$368.4
Add: Changes in working capital and taxes paid	3.7	(4.9)	54.4	14.5
Cash flow from operating activities before changes in working capital and taxes paid	$91.8	$126.5	$410.9	$382.9
Company-wide Free Cash Flow
“Company-wide free cash flow" is a non-GAAP performance measure calculated from the consolidated operating cash flow, less consolidated mineral property, plant and equipment expenditures. The Company believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash company-wide. Company-wide free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Company-wide free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
                                        34

2021 Management’s Discussion and Analysis

(in millions)
	Three Months Ended December 31,		Years Ended December 31,
	2021	2020	2021	2020
Cash flow from operating activities	$88.1	$131.4	$356.5	$368.4
Less: mineral property, plant and equipment expenditures (1)	(91.6)	(73.4)	(348.6)	(246.1)
Less: capital advances	—	—	(9.8)	—
Company-wide free cash flow	($3.5)	$58.0	($1.9)	$122.3
(1) Mineral property, plant and equipment expenditures exclude royalties repurchased at Island Gold of $15.7 million and $54.8 million in the fourth quarter of 2021 and the first quarter of 2020, respectively, as well as the acquisition of Trillium Mining Corp. for $19.5 million in the fourth quarter of 2020.

Mine-site Free Cash Flow

"Mine-site free cash flow" is a non-GAAP financial performance measure calculated as cash flow from mine-site operating activities, less mineral property, plant and equipment expenditures. The Company believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Mine-site free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Mine-site free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Total Mine-Site Free Cash Flow
	Three Months Ended December 31,		Years Ended December 31,
	2021	2020	2021	2020
(in millions)
Cash flow from operating activities	$88.1	$131.4	$356.5	$368.4
Add: operating cash flow used by non-mine site activity	4.0	2.2	37.6	25.6
Cash flow from operating mine-sites	$92.1	$133.6	$394.1	$394.0

Mineral property, plant and equipment expenditure [1]	$91.6	$73.4	$348.6	$246.1
Capital advances	—	—	9.8	—
Less: capital expenditures from development projects, and corporate	(5.2)	($6.5)	(21.5)	(21.5)
Capital expenditure and capital advances from mine-sites	$86.4	$66.9	$336.9	$224.6

Total mine-site free cash flow	$5.7	$66.7	$57.2	$169.4
(1)Excludes royalties repurchased at Island Gold of $15.7 million and $54.8 million in the fourth quarter of 2021 and the first quarter of 2020, respectively, as well as the acquisition of Trillium Mining Corp. for $19.5 million in the fourth quarter of 2020.

Young-Davidson Mine-Site Free Cash Flow
	Three Months Ended December 31,		Years Ended December 31,
	2021	2020	2021	2020
(in millions)
Cash flow from operating activities	$55.2	$50.3	$188.9	$101.3
Mineral property, plant and equipment expenditure	(24.8)	(19.5)	(88.6)	(101.7)
Mine-site free cash flow	$30.4	$30.8	$100.3	($0.4)

Island Gold Mine-Site Free Cash Flow
	Three Months Ended December 31,		Years Ended December 31,
	2021	2020	2021	2020
(in millions)
Cash flow from operating activities	$43.2	$58.7	$173.1	$182.2
Mineral property, plant and equipment expenditure [1]	(27.4)	(26.9)	(118.6)	(80.8)
Capital advances	—	—	(1.4)	—
Mine-site free cash flow	$15.8	$31.8	$53.1	$101.4
(1)Excludes royalties repurchased at Island Gold of $15.7 million and $54.8 million in the fourth quarter of 2021 and the first quarter of 2020, respectively

                                        35

2021 Management’s Discussion and Analysis

Mulatos Mine-Site Free Cash Flow
	Three Months Ended December 31,		Years Ended December 31,
	2021	2020	2021	2020
(in millions)
Cash flow from operating activities	($6.3)	$24.6	$32.1	$110.5
Mineral property, plant and equipment expenditure	(34.2)	(20.5)	(119.9)	(42.1)
Capital advances	—	—	(8.4)	—
Mine-site free cash flow	($40.5)	$4.1	($96.2)	$68.4

Net Cash
The Company defines net cash as cash and cash equivalents less long-term debt.
Total Cash Costs per ounce
Total cash costs per ounce is a non-GAAP term typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. This non-GAAP term is also used to assess the ability of a mining company to generate cash flow from operations. Total cash costs per ounce includes mining and processing costs plus applicable royalties, and net of by-product revenue and net realizable value adjustments. This metric excludes COVID-19 costs incurred in the period. Total cash costs per ounce is exclusive of exploration costs.
Total cash costs per ounce is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
All-in Sustaining Costs per ounce and Mine-site All-in Sustaining Costs
The Company adopted an “all-in sustaining costs per ounce” non-GAAP performance measure in accordance with the World Gold Council published in June 2013. The Company believes the measure more fully defines the total costs associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, there may be some variation in the method of computation of “all-in sustaining costs per ounce” as determined by the Company compared with other mining companies. In this context, “all-in sustaining costs per ounce” for the consolidated Company reflects total mining and processing costs, corporate and administrative costs, share-based compensation, exploration costs, sustaining capital, and other operating costs.
For the purposes of calculating "mine-site all-in sustaining costs" at the individual mine-sites, the Company does not include an allocation of corporate and administrative costs and share-based compensation, as detailed in the reconciliations below.
Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature. For each mine-site reconciliation, corporate and administrative costs, and non-site specific costs are not included in the all-in sustaining cost per ounce calculation.
All-in sustaining costs per gold ounce is intended to provide additional information only and does not have any standardized  meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
Total Cash Costs and All-in Sustaining Costs per Ounce Reconciliation Tables
The following tables reconciles these non-GAAP measures to the most directly comparable IFRS measures on a Company-wide and individual mine-site basis.
                                        36

2021 Management’s Discussion and Analysis

Total Cash Costs and AISC Reconciliation - Company-wide
Three Months Ended December 31,			Years Ended December 31,
	2021	2020	2021	2020	2019
(in millions, except ounces and per ounce figures)
Mining and processing	$92.2	$86.0	$351.5	$312.6	$339.0
Royalties	3.0	3.3	11.7	10.2	17.4
Total cash costs	95.2	89.3	363.2	322.8	356.4
Gold ounces sold	112,966	121,831	457,517	424,325	494,702
Total cash costs per ounce	$843	$733	$794	$761	$720

Total cash costs	$95.2	$89.3	$363.2	$322.8	$356.4
Corporate and administrative(1)	6.7	5.7	24.5	21.0	19.8
Sustaining capital expenditures(2)	32.2	27.5	113.4	82.1	76.8
Share-based compensation	3.9	1.2	11.1	10.3	9.2
Sustaining exploration	1.1	1.2	4.9	5.0	5.4
Accretion of decommissioning liabilities	0.6	0.6	2.4	2.6	2.8
Total all-in sustaining costs	$139.7	$125.5	$519.5	$443.8	$470.4
Gold ounces sold	112,966	121,831	457,517	424,325	494,702
All-in sustaining costs per ounce	$1,237	$1,030	$1,135	$1,046	$951
(1)Corporate and administrative expenses exclude expenses incurred at development properties.
(2)Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at growth projects and certain expenditures at operating sites which are deemed expansionary in nature. Total sustaining capital expenditures for the period are as follows:

Three Months Ended December 31,			Years Ended December 31,
	2021	2020	2021	2020	2019
(in millions)
Capital expenditures per cash flow statement	$91.6	$73.4	$348.6	$246.1	$263.6
Less: non-sustaining capital expenditures at:
Young-Davidson	(12.0)	(12.7)	(44.8)	(75.6)	(53.7)
Island Gold	(16.2)	(18.6)	(71.9)	(51.8)	(44.8)
Mulatos	(26.0)	(8.1)	(97.0)	(15.1)	(47.7)
Corporate and other	(5.2)	(6.5)	(21.5)	(21.5)	(40.6)
Sustaining capital expenditures	$32.2	$27.5	$113.4	$82.1	$76.8

Young-Davidson Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended December 31,		Years Ended December 31,
	2021	2020	2021	2020
(in millions, except ounces and per ounce figures)
Mining and processing	$39.8	$36.9	$159.7	$133.9
Royalties	1.3	1.2	5.3	3.7
Total cash costs	$41.1	$38.1	$165.0	$137.6
Gold ounces sold	53,006	48,094	194,937	134,987
Total cash costs per ounce	$775	$792	$846	$1,019

Total cash costs	$41.1	$38.1	$165.0	$137.6
Sustaining capital expenditures	12.8	6.8	43.8	26.1
Accretion of decommissioning liabilities	—	—	0.2	0.2
Total all-in sustaining costs	$53.9	$44.9	$209.0	$163.9
Gold ounces sold	53,006	48,094	194,937	134,987
Mine-site all-in sustaining costs per ounce	$1,017	$934	$1,072	$1,214
                                        37

2021 Management’s Discussion and Analysis

Island Gold Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended December 31,		Years Ended December 31,
	2021	2020	2021	2020
(in millions, except ounces and per ounce figures)
Mining and processing	$20.4	$18.7	$68.7	$57.8
Royalties	1.5	1.8	5.3	5.2
Total cash costs	$21.9	$20.5	$74.0	$63.0
Gold ounces sold	38,101	42,605	139,946	139,614
Total cash costs per ounce	$575	$481	$529	$451

Total cash costs	$21.9	$20.5	$74.0	$63.0
Sustaining capital expenditures	11.2	8.3	46.7	29.0
Accretion of decommissioning liabilities	0.1	—	0.1	0.1
Total all-in sustaining costs	$33.2	$28.8	$120.8	$92.1
Gold ounces sold	38,101	42,605	139,946	139,614
Mine-site all-in sustaining costs per ounce	$871	$676	$863	$660

Mulatos Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended December 31,		Years Ended December 31,
	2021	2020	2021	2020
(in millions, except ounces and per ounce figures)
Mining and processing	$32.0	$30.4	$123.1	$120.9
Royalties	0.2	0.3	1.1	1.3
Total cash costs	$32.2	$30.7	$124.2	$122.2
Gold ounces sold	21,859	31,132	122,634	149,724
Total cash costs per ounce	$1,473	$986	$1,013	$816

Total cash costs	$32.2	$30.7	$124.2	$122.2
Sustaining capital expenditures	8.2	12.4	22.9	27.0
Sustaining exploration	0.6	0.7	2.9	3.0
Accretion of decommissioning liabilities	0.5	0.6	2.1	2.3
Total all-in sustaining costs	$41.5	$44.4	$152.1	$154.5
Gold ounces sold	21,859	31,132	122,634	149,724
Mine-site all-in sustaining costs per ounce	$1,899	$1,426	$1,240	$1,032

Earnings Before Interest, Taxes, Depreciation, and Amortization (“EBITDA”)
EBITDA represents net earnings before impairment charges, interest, taxes, depreciation, and amortization. EBITDA is an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.
EBITDA does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
                                        38

2021 Management’s Discussion and Analysis
The following is a reconciliation of EBITDA to the consolidated financial statements:

(in millions)
	Three Months Ended December 31,		Years Ended December 31,
	2021	2020	2021	2020
Net earnings (loss)	$29.5	$76.9	($66.7)	$144.2
Add back:
Impairment charge	—	—	224.3	—
Finance expense	1.2	1.3	4.5	4.3
Amortization	43.2	46.5	170.9	152.7
Deferred income tax expense	19.6	(0.8)	63.7	43.9
Current income tax expense	(5.5)	9.7	5.3	30.1
COVID-19 costs	—	—	—	6.5
EBITDA	$88.0	$133.6	$402.0	$381.7
Additional GAAP Measures
Additional GAAP measures are presented on the face of the Company’s consolidated statements of comprehensive income (loss) and are not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following additional GAAP measures are used and are intended to provide an indication of the Company’s mine and operating performance:
•Earnings from operations - represents the amount of earnings before net finance income/expense, foreign exchange gain/loss, other income/loss, loss on redemption of senior secured notes and income tax expense
Accounting Estimates, Policies and Changes

Many of the amounts included in the consolidated financial statements require management to make estimates and judgements. Accounting estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognized in the period in which the estimates are revised.

Accounting Policies and Changes
The Company's significant accounting policies and future changes in accounting policies are presented in the consolidated financial statements for the year ended December 31, 2021 as described in note 3 of the audited consolidated financial statements.

The Company adopted amendments to accounting standards that were effective January 1, 2021, and are described in note 3(v) of the audited consolidated financial statements.

Critical accounting estimates and judgements
The preparation of the Company’s consolidated financial statements in conformity with IFRS requires the Company’s management to make judgments, estimates and assumptions about the future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Estimates and assumptions are continually evaluated and are based on management’s experience and other facts and circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The areas which require management to make significant judgments, estimates and assumptions in determining carrying values are described in the Company’s consolidated financial statements for the year ended December 31, 2021 (note 4).
Internal Control over Financial Reporting

Management is responsible for the design, implementation and operating effectiveness of internal control over financial reporting. Under the supervision of the Chief Executive Officer and Chief Financial Officer, management evaluated the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021. In making the assessment, management used the criteria set forth in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the
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Treadway Commission. Based on a review of internal control procedures at the end of the period covered by this MD&A, management determined internal control over financial reporting was effective as at December 31, 2021.

KPMG LLP, an independent registered public accounting firm, has audited the effectiveness of the Company’s internal control over financial reporting, and has expressed their opinion in their report included with our annual consolidated financial statements filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Disclosure Controls

Management is also responsible for the design and effectiveness of disclosure controls and procedures. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the effectiveness of the Company’s disclosure controls and procedures as at December 31, 2021 and have concluded that these disclosure controls and procedures were appropriately designed and operating effectively as at December 31, 2021.
Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that internal controls over financial reporting and disclosure controls and procedures, no matter how well designed and operated, have inherent limitations. Therefore, even those systems determined to be properly designed and effective can provide only reasonable assurance that the objectives of the control system are met.
Risk Factors and Uncertainties

Risk Factors
The following is a discussion of risk factors relevant to the Company’s operations and future financial performance. Additional risks not currently known by the Company, or that the Company currently deems immaterial, may also impair the Company’s operations. You should carefully consider the risks and uncertainties described below as well as the other information contained and incorporated by reference in this MD&A.
The financing, exploration, development and mining of any of the Company’s properties is subject to a number of risk factors, including, among other things, the price of gold, laws and regulations, technical and geological risks inherent to mining operations, political conditions, currency fluctuations, and the ability to hire qualified people and to obtain necessary services in jurisdictions where the Company operates. Before deciding to invest in securities of the Company, investors should consider carefully such risks and uncertainties.
Commodity and Currency Risks
In recent years financial conditions have been characterized by volatility, which in turn has resulted in volatility in commodity prices and foreign exchange rates, significant inflation, tightening of the credit market, increased counterparty risk, and volatility in the prices of publicly traded entities. The volatility in commodity prices and foreign exchange rates directly impacts the Company’s revenues, earnings and cash flow.
The volatility of the price of gold and the price of other metals could have a negative impact on the Company’s future operations.
The value of the Company’s Mineral Resources and future operating profit and loss is significantly impacted by fluctuations in gold prices, over which the Company has no control. A reduction in the price of gold may prevent the Company’s properties from being economically mined, reduce the Company’s ability to generate cash flow to finance its operations and support development and expansion projects or result in the write-off of assets whose value is impaired due to low gold prices. The price of gold may also have a significant influence on the market price of the Company’s common shares. The price of gold is affected by numerous factors beyond the Company’s control, such as the level of inflation, fluctuation of the United States dollar and foreign currencies, investment and physical demand, sale of gold by central banks and the political and economic conditions of major gold producing countries throughout the world.
In addition to adversely affecting the Company’s Mineral Reserve and Mineral Resource estimates and financial condition, declining metal prices can impact operations by requiring a reassessment of the feasibility of a particular project, and the
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Company may determine that it is not feasible to continue commercial production at some or all its current producing or development projects. Even if a project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays and/or may interrupt operations until the reassessment can be completed, which may have a material adverse effect on the results of operations and financial condition.
The Company regularly engages in commodity hedging transactions intended to reduce the risk associated with fluctuations in commodity prices, however, there is no assurance that any such commodity-hedging transactions designed to reduce the risk associated with fluctuations in metal prices will be successful. The Company’s hedging program may not protect adequately against declines in the price of the hedged metal. Furthermore, although hedging may protect the Company from a decline in the price of the metal being hedged, it may also prevent it from benefiting from price increases.
The Company is subject to currency fluctuations that may adversely affect the financial position of the Company.
The Company is subject to currency risks. The Company’s functional currency is the U.S. dollar, which is exposed to fluctuations against other currencies. The Company’s mining operations are located in Canada and Mexico, with additional development stage assets in Canada, the United States, Mexico and Turkey, and as such many of its expenditures and obligations are denominated in Canadian dollars, Mexican pesos, and to a lesser extent Turkish lira and Euros. The Company maintains its principal office in Toronto (Canada), maintains cash accounts in U.S. dollars, Canadian dollars, Mexican pesos and Turkish lira and has monetary assets and liabilities in U.S. dollars and Canadian dollars, Mexican pesos and Turkish lira.
The Company’s operating results and cash flow are significantly affected by changes in the U.S./Canadian dollar and U.S./Mexican peso exchange rates. Revenues are denominated in U.S. dollars, while most expenses are currently denominated in Canadian dollars and Mexican pesos. Exchange rate movements can therefore have a significant impact on most of the Company’s costs. The appreciation of non-U.S. dollar currencies against the U.S. dollar can increase the costs of production at Alamos’ mines, making these mines less profitable.
From time to time the Company may engage in foreign exchange hedging transactions intended to reduce the risk associated with fluctuations in foreign exchange rates, but there is no assurance that any such hedging transactions designed to reduce the risk associated with fluctuations in exchange rates will be successful and as such, operating costs and capital expenditures may be adversely impacted.
Financial, Finance and Tax Risks
The Company’s activities expose it to a variety of financial risks including interest rate risk, credit risk and liquidity risk. The Company’s risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. The Company may use derivative financial instruments to hedge certain risk exposures. The Company does not purchase derivative financial instruments for speculative investment purposes.
The Company’s revolving credit facility contains a number of restrictive covenants that impose significant operating and financial restrictions on the Company and may limit its ability to engage in acts that may be in the Company’s long-term best interest.
If utilized, the Company’s failure to comply with covenants in its revolving credit facility could result in an event of default which, if not cured or waived, could result in the acceleration of such debt. The restrictions include, without limitation, restrictions on its ability to:
•Incur additional indebtedness;
•Pay dividends or make other distributions or repurchase or redeem its capital stock;
•Prepay, redeem or repurchase certain debt;
•Make loans and investments;
•Sell, transfer or otherwise dispose of assets;
•Incur or permit to exist certain liens;
•Enter into certain transactions with affiliates;
•Enter into agreements restricting its subsidiaries’ ability to pay dividends; and
•Consolidate, amalgamate, merge or sell all or substantially all of the Company’s assets.
Liquidity Risks
Liquidity risk arises through the excess of financial obligations due over available financial assets at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available cash reserves and credit in order to meet its liquidity requirements at any point in time. The total cost and planned timing of acquisitions and/or other development or construction projects is not currently determinable and it is not currently known whether the Company will require external financing in future periods.
The Company is subject to taxation in multiple jurisdictions and adverse changes to the taxation laws of such jurisdictions could have a material adverse effect on its profitability.
The Company has operations and conducts business in multiple jurisdictions and it is subject to the taxation laws of each such jurisdiction. These taxation laws are complicated and subject to change. The Company may also be subject to review, audit and assessment in the ordinary course. Any such changes in taxation law or reviews and assessments could result in higher taxes
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2021 Management’s Discussion and Analysis
being payable or require payment of taxes due from previous years, which could adversely affect the Company’s profitability. Taxes may also adversely affect the Company’s ability to repatriate earnings and otherwise deploy its assets.
The Company may not be able to obtain the external financing necessary, including the issuance of shares, debt instruments or other securities convertible into shares, to continue its exploration and development activities on its mineral properties.
The ability of the Company to continue the exploration and development of its property interests will be dependent upon its ability to increase and rely on revenues from its existing production and planned expansions, and potentially raise significant additional financing thereafter. The sources of external financing that the Company may use for these purposes may include project debt, corporate debt or equity offerings. The Company cannot predict the potential need or size of future issuances of common shares or the issuance of debt instruments or other securities convertible into shares or the effect, if any, that this would have on the market price of the Company’s common shares. Any transaction involving the issuance of shares, or securities convertible into shares, could result in dilution, possibly substantial, to present and prospective security holders. Further, there is no assurance that the financing alternative chosen by the Company will be available to the Company, on favourable terms or at all. Depending on the alternative chosen, the Company may have less control over the management of its projects. There is no assurance that the Company will successfully increase revenues from existing and expanded production. Should the Company not be able to obtain such financing and increase its revenues, it may become unable to acquire and retain its exploration properties and carry out exploration and development on such properties, and its title interests in such properties may be adversely affected or lost entirely.
Production, Mining and Operating Risks
The Company is, and expects to continue to be, dependent on three mines for all of its commercial production.
The Young-Davidson, Island Gold and Mulatos Mines account for all of the Company’s current commercial production and are expected to continue to account for all of its commercial production in the near term. Any adverse condition affecting mining, processing conditions, labour relations, supply chains, expansion plans, or ongoing permitting at Young-Davidson, Island Gold or Mulatos could have a material adverse effect on the Company’s financial performance and results of operations.
Forecasts of future production are estimates based on interpretation and assumptions and actual production may be less than estimated.
The Company prepares estimates of future production for its operating mines. The Company cannot give any assurance that it will achieve its production estimates. The failure of the Company to achieve its production estimates could have a material and adverse effect on future cash flows, share price, profitability, results of operations and financial condition. These production estimates are dependent on, among other things, the accuracy of Mineral Reserve estimates, leach pad inventory, assumptions with respect to development and expansion activities, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions, physical characteristics of ores, such as hardness and the presence or absence of particular metallurgical characteristics and the accuracy of estimated rates and costs of mining and processing.
The Company’s actual production may vary from its estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of orebodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; industrial accidents; continued adverse impacts resulting from Covid-19, natural phenomena (including consequences of climate change) such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages or permitting challenges related to power; lack of adequate housing for workers; shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labour shortages or strikes; civil disobedience and protests; and restrictions or regulations imposed by government agencies or other changes in the regulatory environments. Such occurrences could result in damage to mineral properties, interruptions or delays in production, injury or death to persons, damage to property of the Company or others, monetary losses and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable, forcing the Company to cease production. It is not unusual in new mining operations to experience unexpected problems during the start-up or expansion phase. Depending on the price of gold or other minerals, the Company may determine that it is impractical to commence or, if commenced, to continue commercial production at a particular site.
Mining operations and facilities are intensive users of electricity and carbon-based fuels. There can be no guarantee that the Company will be able to obtain all necessary permits or be able to enter into commercial arrangements for adequate electricity to conduct its future operations and expansion plans, including specifically the requirements for increased electricity capacity for any operational expansion at the Island Gold Mine. Energy prices can be affected by numerous factors beyond the Company’s control, including global and regional supply and demand, political and economic conditions, and applicable regulatory regimes. The prices of various sources of energy may increase significantly from current levels. An increase in energy prices for which the Company is not hedged could materially adversely affect the results of operations and financial condition.
The Company’s production costs are also affected by the prices of commodities consumed or used in operations, such as lime, cyanide and explosives. The prices of such commodities are influenced by supply and demand trends affecting the mining industry in general and other factors outside the Company’s control such as supply chain challenges resulting from the Covid-19 pandemic. Increases in the price for materials consumed in mining and production activities could materially adversely affect the Company’s results of operations and financial condition.
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Risks and costs relating to development, ongoing construction and changes to existing mining operations and development projects.
The Company’s ability to meet development and production schedules and cost estimates for its development and expansion projects cannot be assured. Changes in key operating and capital costs could result in unexpected costs or uneconomic operations and development projects. Many of these factors are beyond the Company’s control. Without limiting the generality of the foregoing, the Company has commenced an expansion of its operations, (including the installation of a shaft, paste plant, and expansion of the mill and tailings facility) at its Island Gold Mine, is engaged in exploration activities at its Lynn Lake project in Manitoba, and the development of its La Yaqui Grande deposit near the Mulatos Mine. As a result of the Covid-19 pandemic, the Company may experience significant increases to the price of labour, consumables and other raw materials and related manufactured goods, including steel. The Company may also experience delays due to the impact of Covid-19 on personnel and contractor availability.
Technical considerations, stakeholder engagement challenges (including as it pertains to First Nations communities surrounding Island Gold and Lynn Lake) for the expansion and exploration projects there, delays in obtaining governmental approvals, inability to obtain financing or other factors - including specifically to the foregoing - could cause delays in current mining operations or in developing properties. Such delays could materially affect the financial performance of the Company.
The Company prepares estimates of operating costs and/or capital costs for each operation and project. No assurance can be given that such estimates will be achieved. Failure to achieve cost estimates or material increases in costs could have an adverse impact on future cash flows, profitability, results of operations and financial condition.
Development projects are uncertain, and it is possible that actual capital and operating costs and economic returns will differ significantly from those estimated for a project prior to production.
Alamos has a number of development stage projects in Canada, Mexico, the United States and Turkey. Mine development projects require significant expenditures during the development phase before production is possible. Development projects are subject to the completion of successful feasibility studies and environmental assessments, issuance of necessary governmental permits, availability of adequate financing, and in the case of our Turkish development stage projects reaching an agreement with the Republic of Turkey as to permitting and development. The economic feasibility of development projects is based on many factors such as: estimation of Mineral Reserves, anticipated metallurgical recoveries, environmental considerations and permitting, future gold prices, and anticipated capital and operating costs of these projects. Our development projects have no operating history upon which to base estimates of future production and cash operating costs. Particularly for development projects, estimates of Proven and Probable Mineral Reserves and cash operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies that derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of gold from the ore, estimated operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual capital and operating costs and economic returns will differ significantly from those currently estimated for a project prior to production.
Any of the following events, among others, could affect the profitability or economic feasibility of a project: unanticipated changes in grade and tonnes of ore to be mined and processed, unanticipated adverse geological conditions, unanticipated metallurgical recovery problems, incorrect data on which engineering assumptions are made, availability of labour, costs of processing and refining facilities, availability of economic sources of power, adequacy of water supply, availability of surface on which to locate processing and refining facilities, adequate access to the site, unanticipated transportation costs, government regulations and resource nationalism (including regulations with respect to the environment, prices, royalties, duties, taxes, permitting, restrictions on production, quotas on exportation of minerals, environmental), fluctuations in gold prices, and accidents, labour actions and force majeure events.
It is not unusual in new mining operations to experience unexpected problems during the start-up phase, and delays can often occur at the start of production. It is likely that actual results for our projects will differ from current estimates and assumptions, and these differences may be material. In addition, experience from actual mining or processing operations may identify new or unexpected conditions that could reduce production below, or increase capital or operating costs above, current estimates. If actual results are less favourable than currently estimated, our business, results of operations, financial condition and liquidity could be materially adversely affected.
The figures for the Company’s Mineral Reserves and Mineral Resources are estimates based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated.
The Company must continually replace Mineral Reserves depleted by production to maintain production levels over the long term. Mineral Reserves can be replaced by expanding known orebodies, locating new deposits or making acquisitions. Exploration is highly speculative in nature. Alamos’ exploration projects involve many risks and are frequently unsuccessful. Once a site with mineralization is discovered, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change.
The Company’s Mineral Reserve and Mineral Resource estimates are estimates only and no assurance can be given that any particular level of recovery of gold or other minerals from Mineral Resources or Mineral Reserves will in fact be realized. There can also be no assurance that an identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be economically exploited. Additionally, no assurance can be given that the anticipated tonnages and grades will be
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2021 Management’s Discussion and Analysis
achieved or that the indicated level of recovery will be realized. These estimates may require adjustments or downward revisions based upon further exploration or development work or actual production experience.
Estimates of Mineral Resources and Mineral Reserves can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ dramatically from that indicated by results of drilling, sampling and other similar examinations. Short term factors relating to Mineral Resources and Mineral Reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations.
Material changes in Mineral Resources and Mineral Reserves, grades, stripping ratios or recovery rates may affect the economic viability of projects. There is a risk that depletion of Mineral Reserves will not be offset by discoveries, acquisitions or the conversion of Mineral Resources into Mineral Reserves. The Mineral Reserve base of Alamos’ mines may decline if Mineral Reserves are mined without adequate replacement and the Company may not be able to sustain production beyond the current mine lives, based on current production rates.
Mineral Resources and Mineral Reserves are reported as general indicators of mine life. Mineral Resources and Mineral Reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations. There is a degree of uncertainty attributable to the calculation and estimation of Mineral Resources and Mineral Reserves and corresponding grades being mined or dedicated to future production. Until ore is actually mined and processed, Mineral Reserves and grades must be considered as estimates only.
In addition, the quantity of Mineral Resources and Mineral Reserves may vary depending on metal prices. Extended declines in market prices for gold, silver and copper may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization. Any material change in Mineral Resources and Mineral Reserves, grades or stripping ratios may affect the economic viability of the Company’s projects.
Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Mineral Resource estimates for properties that have not commenced production are based, in many instances, on limited and widely spaced drill hole information, which is not necessarily indicative of the conditions between and around drill holes. Accordingly, such Mineral Resource estimates may require revision as more drilling information becomes available or as actual production experience is gained. No assurance can be given that any part or all of Mineral Resources constitute or will be converted into Mineral Reserves.
Legal, Permitting, Regulatory, Title and Political Risks
The Company’s operating and development properties are located in jurisdictions that are subject to changes in economic and political conditions and regulations in those countries.
The economics of the mining and extraction of precious metals are affected by many factors, including the costs of mining and processing operations, variations of grade of ore discovered or mined, fluctuations in metal prices, foreign exchange rates and the prices of goods and services, applicable laws and regulations, including regulations relating to royalties, allowable production and importing and exporting goods and services. Depending on the price of minerals, the Company may determine that it is neither profitable nor advisable to acquire or develop properties, or to continue mining activities.
The Company’s mineral properties are located in Canada, Mexico, Turkey and the USA. Economic, legal and political conditions in these countries could adversely affect the business activities of the Company. These conditions are beyond the Company’s control, and there can be no assurances that any mitigating actions by the Company will be effective.
Changing laws, regulations and restrictions relating to the mining industry or shifts in political conditions may increase the costs related to the Company’s activities including the cost of maintaining its properties. Operations may also be affected to varying degrees by changes in government regulations with respect to restrictions on production, price controls, export controls, income taxes, royalties, expropriation of property, environmental legislation (including specifically legislation enacted to address climate change), labour laws and mine safety. In 2021, the Mexican government announced restrictions and increased environmental reviews of the mining sector resulting in uncertainty with respect to timing of regulatory approvals, overall permitting of future open-pit mines and a prohibition on the acquisition of new mining concessions.
The effect of these factors cannot be accurately predicted. Economic instability could result from current global economic conditions and could contribute to currency volatility and potential increases to income tax rates, both of which could significantly impact the Company’s profitability.
The Company’s activities are subject to extensive laws and regulations governing worker health and safety, employment standards, waste disposal, protection of historic and archaeological sites, mine development, protection of endangered and protected species and other matters. Regulators have broad authority to shut down and/or levy fines against facilities that do not comply with regulations or standards.
Risk factors specific to certain jurisdictions are described throughout, including specifically: “Risks related to development stage assets in Turkey and related Investment Treaty Arbitration”, “Water Management at the Company’s Mining operations”, “Security in Mexico” and “The Company will be unable to undertake its required drilling and other development work on its properties if all necessary permits and licenses are not granted.” The occurrence of the various factors and uncertainties related to economic and political risks of operating in the Company’s jurisdictions cannot be accurately predicted and could have a material adverse effect on our operations or profitability.
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2021 Management’s Discussion and Analysis
The Company will be unable to undertake its required drilling and other development work on its properties if all necessary permits and licenses are not granted.
The Company requires a number of approvals, licenses and permits for various aspects of its exploration, development and expansion The Company is uncertain if all necessary permits will be maintained or obtained on acceptable terms or in a timely manner. Future changes in applicable laws and regulations or changes in their enforcement or regulatory interpretation could negatively impact current or planned exploration and development activities or any other projects with which the Company becomes involved. Any failure to comply with applicable laws and regulations or failure to obtain or maintain permits, even if inadvertent, could result in the interruption of production, exploration or development, or material fines, penalties or other liabilities. It remains uncertain if the Company’s existing permits may be affected in the future or if the Company will have difficulties in obtaining all necessary permits that it requires for its proposed or existing mining activities.
In order to maintain mining operating and/or exploration licenses in good standing, operating and/or exploration license holders must advance their projects efficiently, including by obtaining the necessary permits prior to stipulated deadlines. The Company has implemented plans to obtain all necessary permits prior to the relevant deadlines. While the Company is confident in its ability to meet all required deadlines or milestones so as to maintain its operating licenses in good standing, there is risk, as in the case with its Turkish projects,, that the relevant permitting and licensing authorities will not respond in a timely manner. If these deadlines are not met, the Company believes that extensions to deadlines for obtaining the required approvals and permits could be negotiated so that the operating licenses would remain in good standing. However, there is no guarantee that the Company will be able to obtain the approvals and permits as planned or, if unable to meet such deadlines, that negotiations for an extension will be successful in order to maintain its operating licenses in good standing. If the operating licenses were to expire, this could have a material adverse impact on the Company and its ability to control and develop its Turkish projects.
Security in Mexico
In recent years, criminal activity and violence have increased and continue to increase in parts of Mexico. The mining sector has not been immune to the impact of criminal activity and violence, including in the form of kidnapping for ransom and extortion by organized crime, direct armed robberies of mining operations and the theft and robbery of supply convoys, including specifically for diesel. In April 2020, the Company’s suffered an armed robbery at its Mulatos Mine. There were no injuries and the value of the loss was ultimately recovered. The Company takes measures and maintains insurance to protect employees, property and production facilities from these and other security risks. There can be no assurance, however, that security incidents, in the future, will not have a material adverse effect on our operations.
Risk related to development stage assets in Turkey and related Investment Treaty Arbitration
The Company indirectly through subsidiaries holds development stage mineral properties located in Turkey. Economic and political conditions in Turkey are adversely impacting the business activities of the Company. On October 14, 2019, the Company reported that it had suspended all construction activities at its Kirazlı Project in Turkey pending the renewal of its mining operating licenses which expired on October 13, 2019. On October 16, 2020, the Company received notice that the Turkish government would not be renewing the Company’s Forestry Permits for the Kirazlı Project because the mining operating license had not been restored within a one-year timeframe of its expiry. The Forestry Permits and mining operating license, among other regulatory requirements, have not subsequently been restored and there is no guarantee that the Company will ever have the required licenses and permits to operate in Turkey.
On April 20, 2021, the Company’s wholly-owned Netherlands subsidiaries, Alamos Gold Holdings Coöperatief U.A. and Alamos Gold Holdings B.V.) announced the filing of a bilateral investment treaty claim (the “BIT Claim”) against the Republic of Turkey for expropriation and unfair and inequitable treatment, among other things. This action against the Republic of Turkey resulted from the actions of the Turkish government in respect of the Company’s projects in the Republic of Turkey. The BIT Claim is a mitigation effort and may not be effective or successful. If unsuccessful, the Company’s projects in Turkey may be subject to resource nationalism and further expropriation; the Company may lose any remaining value of its assets and gold mining projects in Turkey and its ability to operate in Turkey. Even if successful, there is no certainty as to the quantum or timing of any damages award or recovery of all, or any, legal costs. Any resumption of activities in Turkey, or even retaining control of its assets and gold mining projects in Turkey can only result from reaching an agreement with the Turkish government. The investment treaty claim described above may have an impact on foreign direct investment in the Republic of Turkey which may result in changes to the Turkish economy, including but not limited to high rates of inflation and fluctuation in the Turkish Lira which may also affect the Company’s relationship with the Turkish government, the Company’s ability to effectively operate in Turkey, and which may have a negative effect on overall anticipated project values.
Litigation could be brought against the Company and the resolution of current or future legal proceedings or disputes may have a material adverse effect on the Company’s future cash flows, results of operations or financial condition.
The Company could be subject to legal claims and/or complaints and disputes that result in litigation, including unexpected environmental remediation costs, arising out of the normal course of business. The results of ongoing litigation cannot be predicted with certainty. The costs of defending and settling litigation can be significant, even for claims that Alamos believes has no merit. There is a risk that if such claims are determined adversely to the Company, they could have a material adverse effect on the Company’s financial performance, cash flow and results of operations.
Some of the Company’s mineral assets are located outside of Canada and are held indirectly through foreign affiliates.
It may be difficult, if not impossible, to enforce judgments obtained in Canadian courts predicated upon the civil liability provisions of the securities laws of certain provinces against the Company’s assets that are located outside of Canada.
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2021 Management’s Discussion and Analysis
Failure of the Company to comply with laws and regulations could negatively impact current or planned mining activities and exploration and developmental activities.
The Company’s mining, exploration and development activities are subject to extensive laws and regulations concerning the environment, worker health and safety, employment standards, waste disposal, mine development, mine operation, mine closure and reclamation and other matters. The Company requires permits and approvals from various regulatory authorities for many aspects of mine development, operation, closure and reclamation. In addition to meeting the requirements necessary to obtain such permits and approvals, they may be invalidated if the applicable regulatory authority is legally challenged that it did not lawfully issue such permits and approvals. The ability of the Company to obtain and maintain permits and approvals and to successfully develop and operate mines may be adversely affected by real or perceived impacts associated with its activities that affect the environment and human health and safety at its development projects and operations and in the surrounding communities. The real or perceived impacts of the activities of other mining companies may also adversely affect our ability to obtain and maintain permits and approvals. The Company is uncertain as to whether all necessary permits will be maintained on acceptable terms or in a timely manner. Future changes in applicable laws and regulations or changes in their enforcement or regulatory interpretation could negatively affect current or planned mining, exploration and developmental activities on the projects in which the Company is or may become involved. Any failure to comply with applicable laws and regulations or to obtain or maintain permits, even if inadvertent, could result in the interruption of mining, exploration and developmental operations or in material fines, penalties, clean-up costs, damages and the loss of key permits or approvals. While the Company has taken great care to ensure full compliance with its legal obligations, there can be no assurance that the Company has been or will be in full compliance with all of these laws and regulations, or with all permits and approvals that it is required to have. Environmental and regulatory review has also become a long, complex and uncertain process that can cause potentially significant delays.
The Company cannot guarantee that title to its properties will not be challenged.
The validity of the Company’s mining claims and access rights can be uncertain and may be contested. Although the Company is satisfied it has taken reasonable measures to acquire the rights needed to undertake its operations and activities as currently conducted, some risk exists that some titles and access rights may be defective. No assurance can be given that such claims are not subject to prior unregistered agreements or interests or to undetected or other claims or interests which could be materially adverse to the Company. While the Company has used its best efforts to ensure title to all its properties and secured access to surface rights, these titles or rights may be disputed, which could result in costly litigation or disruption of operations. From time to time, a land possessor may dispute the Company’s surface access rights, and as a result the Company may be barred from its legal occupation rights. Surface access issues have the potential to result in the delay of planned exploration programs, and these delays may be significant. The Company expects that it will be able to resolve these issues, however, there can be no assurance that this will be the case.
Additional future property acquisitions, relocation benefits, legal and related costs may be material. The Company may need to enter into negotiations with landowners and other groups in the host communities where our projects are located in order to conduct future exploration and development work. The Company cannot currently determine the expected timing, outcome of such negotiations or costs associated with the relocation of property owners and possessors and potential land acquisitions. There is no assurance that future discussions and negotiations will result in agreements with landowners or other local community groups so as to enable the Company to conduct exploration and development work on these projects.
The Company provides significant economic and social benefits to our host communities and countries, which facilitates broad stakeholder support for our operations and projects. There is no guarantee however that local residents will support our operations or projects.
Relationships with Key Stakeholders
Indigenous title claims, rights to consultation/accommodation, and the Company’s relationship with local communities may affect the Company’s existing operations and development projects.
Governments in many jurisdictions must consult with indigenous peoples and nations with respect to grants of mineral rights and the issuance or amendment of project authorizations. Consultation and other rights of indigenous peoples and nations may require accommodations, including undertakings regarding employment, training, business opportunities royalty payments and other matters. This may affect the Company’s ability to acquire, within a reasonable time frame, effective mineral titles in these jurisdictions, including in some parts of Canada, in which indigenous title is claimed, and may affect the timetable and costs of development of mineral properties or expansion of existing operations in these jurisdictions, including specifically with respect to the Company’s Island Gold Mine Phase III expansion and its Lynn Lake project. Under applicable environmental and related mine permitting legislation, both Canadian federal and provincial governments may require indigenous consultation requirements beyond the scope expected by the Company. The risk of unforeseen indigenous title claims also could affect existing operations as well as development projects. These legal requirements may also affect the Company’s ability to expand or transfer existing operations or to develop new projects.
The Company’s relationship with the communities in which it operates are critical to ensure the future success of its existing operations and the construction and development of its projects. There is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Adverse publicity relating to the mining industry generated by non-governmental organizations and others could have an adverse effect on the Company’s reputation or financial condition and may impact its relationship with the communities in which it operates. While the
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2021 Management’s Discussion and Analysis
Company is committed to operating in a socially responsible manner, there is no guarantee that the Company’s efforts in this regard will mitigate this potential risk.
The inability of the Company to maintain positive relationships with local communities and indigenous first nations, including specifically with respect to the Company’s Canadian expansion or development stage assets, may result in additional obstacles and timelines with respect to permitting, increased legal challenges, or other disruptive operational issues at any of our operating mines, and could have a significant adverse impact on the Company’s ability to generate cash flow, with a corresponding adverse impact to the Company’s share price and financial condition.
Exploration, development and production at the Company’s mining operations are dependent upon the efforts of its key personnel and its relations with its employees and any labor unions that represent employees.
The Company’s success is heavily dependent on its key personnel and on the ability to motivate, retain and attract highly skilled employees.
Relations between the Company and its employees may be affected by changes in the scheme of labour relations that may be introduced by Mexican or Canadian governmental authorities in whose jurisdictions the Company carries on operations. Such changes include, but are not limited to, changes in labour laws, outsourcing laws, social security laws and employment standards. Changes in such legislation or in the relationship between the Company and its employees may have a material adverse effect on the Company’s business, results of operations and financial condition. For example, in November 2020, Mexico’s Executive Branch introduced a bill to amend various federal laws including the Federal Labour Law. This change would, for the most part, eliminate the use of service companies in Mexico, a structure commonly used in the mining sector (and previously employed by Alamos) that provide outsourced labour and would require companies like Alamos to hire its employees directly, resulting in a requirement to pay profit-sharing required by Mexican laws to those employees. The full impact and enforcement of these changes are not known and the risk that certain contractors may be deemed service companies, although believed to be remote, remains.
In addition, the Company anticipates that as it expands its existing production and brings additional properties into production, and as the Company acquires additional mineral rights, the Company may experience significant growth in its operations. This growth may create new positions and responsibilities for management personnel and increase demands on its operating and financial systems, as well as require the hiring of a significant number of additional operations personnel. There can be no assurance that the Company will successfully meet these demands and effectively attract and retain any such additional qualified personnel. The failure to attract and retain such qualified personnel to manage growth effectively could have a material adverse effect on the Company’s business, financial condition or results of operations.
Companies today are at much greater risk of losing control over how they are perceived as a result of social media and other web-based applications.
Damage to the Company’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. Although the Company places a great emphasis on protecting its image and reputation, it does not ultimately have direct control over how it is perceived by others. Reputation loss, including specifically as a result of social media misinformation campaigns targeting the Company’s Kirazlı Project in Turkey, may lead to increased and continued challenges in developing and maintaining community relations, decreased investor confidence and act as an impediment to the Company’s overall ability to advance its projects, thereby having a material adverse impact on financial performance, cash flows and growth prospects.
The Company’s directors and officers may have interests that conflict with the Company’s interests.
Certain of the Company’s directors and officers serve as directors or officers of other public companies and as such it is possible that a conflict may arise between their duties as the Company’s directors or officers and their duties as directors or officers of these other companies.
Health and Environmental Risks
Alamos’ operations may be exposed to widespread pandemic.
COVID-19, along with any other potential regional or global pandemic, could have material adverse impacts on our ability to operate and meet expected timelines for development and expansion projects (e.g., the shaft expansion project at our Island Gold mine and the La Yaqui Grande construction project) due to employee absences, disruption in our supply chains, information technology system constraints, government interventions, market volatility, overall economic uncertainty and other actors currently unknown and not anticipated. Any such disruptions could potentially cause gold sales disruptions and could impact the ability to meet production, cost and capital guidance. Alamos’ operations are located in areas relatively remote from local towns and villages. We rely on various modes of transportation to house our employees, move around our people, our product and the necessary supplies and inputs for our operations. At both Mulatos and Island Gold, we have a high concentration of personnel working and residing in close proximity to one another at the Mine site (camps). Should an employee or visitor become infected with a serious illness that has the potential to spread rapidly, this could place Alamos’ workforce at risk. The Company takes every precaution to strictly follow industrial hygiene and occupational health guidelines, along with our evolving pandemic management protocols, including on-site testing and physical distancing. Approximately 50% of the Island Gold workforce comes from the local communities with the other 50% housed in a camp within the town of Dubreuilville and operating on a fly-in, fly-out basis from various other regions. The Company has experienced several outbreaks of Covid-19 at its mining operations resulting in, among other things, temporary closure of mining operations in 2020. There were no closures in 2021, however, there
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2021 Management’s Discussion and Analysis
continues to be a risk that a virus outbreak could occur again at any operating sites or in the local community which could result in the temporary closure of the Company’s operations. If any outbreaks occur, the government could order temporary suspensions requiring a shutdown of mining operations. Consequently, there can be no assurance that COVID-19 or another infectious illness will not materially impact Alamos’ personnel and ultimately its operation, cash flows or financial condition.
The Company’s activities are subject to environmental laws and regulations that may increase its costs of doing business and restrict its operations.
The Company’s exploration and production activities are subject to regulation by governmental agencies under various environmental laws. These laws address noise, emissions, water discharges, waste management, management of hazardous substances, management of tailings facilities, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Environmental legislation in many countries is evolving and the trend has been towards stricter standards and enforcement, increased fines, penalties and potential for facilities to be shut-down for non- compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There can be no assurance that future changes in environmental regulations will not adversely affect the Company’s business, and it is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of the Company’s business, causing the Company to re-evaluate those activities at that time.
Failure to comply with such laws and regulations can have serious consequences, including damage to the Company’s reputation, stopping the Company from proceeding with the development of a project, negatively impacting the operation or further development of a mine, increasing the cost of development or production and litigation and regulatory actions against the Company. The Company cannot give any assurance that, notwithstanding its precautions, breaches of environmental laws (whether inadvertent or not) or environmental pollution will not materially and adversely affect its financial condition and its results from operations. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Environmental hazards may exist on the properties on which the Company holds interests which are unknown to the Company at present and which have been caused by previous or existing owners or operators of the properties. The Company may also acquire properties with known or undiscovered environmental risks. Any indemnification from the entity from which the Company has acquired such properties may not be adequate to pay all the fines, penalties and costs (such as clean-up and restoration costs) incurred related to such properties. Some of the Company’s properties also have been used for mining and related operations for many years before acquisition and were acquired as is or with assumed environmental liabilities from previous owners or operators.
The Company’s failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.
Production at certain of the Company’s mines involves the use of various chemicals, including cyanide, which is a toxic material. Should cyanide or other toxic chemicals leak or otherwise be discharged from the containment system, the Company may become subject to liability for cleanup work that may not be insured. While appropriate steps will be taken to prevent discharges of pollutants into the ground water and the environment, the Company may become subject to liability for hazards that it may not be insured against and such liability could be material.
Actual costs of reclamation are uncertain, and higher than expected costs could negatively impact the results of operations and financial position.
Land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize long term effects of land disturbance, and the Company is subject to such requirements at its mineral properties. Decommissioning liabilities include requirements to control dispersion of potentially deleterious effluents; and, reasonably re-establish pre-disturbance land forms and vegetation.
In order to carry out reclamation obligations arising from exploration and potential development activities, the Company must allocate financial resources that might otherwise be spent on further exploration and development programs. Reclamation costs are uncertain and planned expenditures may differ from the actual expenditures required. If the Company is required to carry out unanticipated reclamation work, its financial position could be adversely affected.
Water management at the Company’s mining operations
The water collection, treatment and disposal operations at the Company’s mines are subject to substantial regulation and involve significant environmental risks. If collection or management systems fail, overflow or do not operate properly, untreated water or other contaminants could spill onto nearby properties or into nearby streams and rivers, causing damage to persons or property, injury to aquatic life and economic damages.
Environmental and regulatory authorities in Mexico and Canada conduct periodic or annual inspections of the Young-Davidson, Island Gold and Mulatos mines. As a result of these inspections, the Company is from time to time required to modify its water management program, complete additional monitoring work or take remedial actions with respect to the Company’s operations as it pertains to water management.
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2021 Management’s Discussion and Analysis
Liabilities resulting from damage, regulatory orders or demands, or similar, could adversely and materially affect the Company’s business, results of operations and financial condition. Moreover, in the event that the Company is deemed liable for any damage caused by overflow, the Company’s losses or consequences of regulatory action might not be covered by insurance policies.
Problems with water sources could have a negative impact on the Company’s exploration programs and future operations.
The Company may not be able to secure the water necessary to conduct its activities as planned due to the potential for competing interest and demand for water, or due to the potential impact of drought and dry spells on water availability within local river basins, lakes or aquifers. The Company will strive to ensure that its activities do not adversely impact the natural environment, community water sources and will seek to minimize freshwater withdrawals whenever possible. Future operations and activities may require that alternate water sources be provided to potentially affected communities at the Company’s expense.
Climate Change Risks and Strategy
The Company’s mining and processing operations are energy intensive, resulting in a significant carbon footprint. The Company acknowledges climate change as an international and community concern and recognizes that our operations are subject to extensive transition and physical climate-related risks. As we adopt the recommendations of the Taskforce on Climate-related Financial Disclosure, we have expanded the Company’s disclosure beyond climate-related risks to also address climate governance, strategy, risk management, metrics and targets.
Transition and Physical Climate-Related Risks
Transition risks are associated with society’s transition to a low-carbon economy. These risks are highly uncertain and may have an adverse effect on Company operations. Alamos operates in Canada and Mexico where both countries are signatories to the Paris Agreement to limit the global average temperature rise below 2 degrees Celsius and pursue efforts to limit the increase to 1.5 degrees Celsius. Both Canada and Mexico have implemented regulations to monitor, report and/or reduce greenhouse gas (“GHG”) emissions, and the costs required to comply are not anticipated to have a material adverse effect on the Company’s operations. In Canada, Young-Davidson and Island Gold report emissions under the Output-Based Pricing System (“OBPS”) and will transition to the Ontario Emissions Performance Standard (EPS) following its acceptance by the Federal government in September 2020 and the finalization of transition terms between the Ontario and Federal governments. The EPS sets the price of excess emission units in lockstep with the federal backstop carbon price, which is CAD $30 per tonne of carbon dioxide equivalent (“CO2e”) in 2020, increasing to CAD $170 per tonne by 2030. Both Island Gold and Young-Davidson fall significantly below the emissions threshold for covered facilities under the OBPS and EPS, though benefit by voluntarily opting-in and avoiding the fuel charge component of the federal carbon pollution pricing system. In Mexico, a carbon tax applies to fossil fuels across all sectors at rates of approximately USD $2.30 per tonne of CO2e. An Emission Trading System (“ETS”) pilot led by the Mexican Ministry of Environment and Natural Resources (“SEMARNAT”) began in January 2020 but is not anticipated to affect the Mulatos Mine as the ETS targets facilities generating over 100,000 tonnes CO2e per year from fixed sources. Costs to comply with current and future regulations are difficult to predict. While carbon taxes are currently not material to the Company, government requirements and regulations may be amended, become more stringent, or have other effects on the Company such as incremental increases to fuel prices, accelerating the adoption of lower carbon technologies and electrification. Difficulties in integrating new technologies with existing systems, such as electric mining equipment, or the cost and unproven nature of new technology could have a material adverse effect on the Company’s financial performance and its operational results.
Physical risks are associated with the physical effects of climate change on the Company. Physical risks can be event-driven (acute) or longer-term shifts (chronic) in climate patterns. These risks are highly uncertain, are particular to the unique geographic circumstances associated with each site, and may have an adverse effect on Company operations. The Company has qualitatively assessed the impact of climate risks on its operations and development projects, using climate scenarios to project changes to climate indicators under 2˚C and 4˚C scenarios. We identified several risks and opportunities based on projected increases to the frequency and intensity of warm spells, cold spells, heavy precipitation, storms, wildfires, floods and drought that can each impact Company assets and result in disruptions to mine permitting, operations, ore extraction, and mine closure, or impact employee safety and the local environment. We assessed risks at our Island Gold, Young-Davidson and Mulatos Mine, and one physical risk affecting the Mulatos Mine was determined to have a potential material financial impact on the Company. Mulatos is located in northwest Mexico where extended drought conditions are projected to increase, potentially affecting the availability of fresh water withdrawals for mining, processing and refining activities in the dry season. In response, the Mulatos Mine is utilizing existing water models to improve water efficiency, designing a water treatment plant for La Yaqui Grande and investigating options to repurpose existing infrastructure as water reservoirs, potentially increasing the cost of pre-use and post-use water treatment. While the Company has taken measures to mitigate the impact of weather on its operations, severe weather events and prolonged drought - particularly in northwest Mexico - could have an adverse impact on the Company’s ability to achieve production forecasts.
Climate Change Governance
Our commitment to protecting and preserving land, air, water and energy resources is stated in the Company’s Sustainability Policy. The Technical and Sustainability (“T&S”) Committee of the Board provides oversight of climate change and climate-related impacts including GHG emissions, energy use and water management. The Vice President Sustainability & External Affairs reports to the Chief Operating Officer and provides updates to the T&S Committee on climate-related risks, opportunities, and performance. The Company’s Sustainability Management Framework is supported by sustainability standards that are
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2021 Management’s Discussion and Analysis
currently being co-developed with sites, including a Climate Change & Greenhouse Gases Standard and an Energy Management Standard. These standards will inform planned actions to reduce emission intensity, energy-related costs and mitigate risks related to climate change, energy security, supply and cost. Accountable persons at each Company site are responsible for implementing the standards and helping the Company meet its climate-related objectives and targets. Energy and climate performance are reported on an annual basis and included in the Company’s public Environmental, Social and Governance (“ESG”) reporting.
Climate Change Risk Management
Alamos identifies and manages major risks, including significant climate-related risks, to the Company and our sites. The Enterprise Risk Management (“ERM”) process provides senior management and the Board updates on the key, material risks facing the Company along with details of the risk assessments and corresponding management plans. Climate-related risks are integrated into the Company’s ERM process.
In 2020, the Company conducted an independent climate risk assessment to identify transition and physical risks affecting Company operations and development projects. Risks were determined by literature reviews, site interviews, peer reviews and professional experience, and then analyzed based on future climate risk, i.e., the projected changes to climate-related factors impacting the system. Two climate scenarios were used: RCP8.5 to assess physical risks to Company sites, and the IEA Sustainable Development Scenario (“SDS”) to assess transition risks to Company operations. A 20-year planning horizon was used (2030-2040), aligned with the current life of mine for Company assets and allowing for meaningful comparison of scenarios for transition and physical risks under a similar time horizon. Physical risk indicators included water stress, drought, cold and warm spells, precipitation, wind, temperature, wildfire and floods. Transition risk indicators included GHG emission regulations, renewable electricity generation shares, cost of renewable energy, cost of abatement, cost of fuels, fossil fuel subsidies and carbon reduction policies. Climate-related risks were validated with Company sites and management, including assessments on likelihood, consequence, risk rating and the effectiveness of existing controls. Climate-related risks are being integrated into site and corporate risk registers for integration within strategic planning and enterprise risk management and will be periodically reviewed and assessed based on site changes and the availability of new, improved data.
Insurance and Compliance Risks
The Company may not have sufficient insurance coverage.
The mining industry is subject to significant risks that could result in damage to, or destruction of, mineral properties or producing facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability.
The Company’s policies of insurance may not provide sufficient coverage for losses related to these or other risks. The Company’s insurance does not cover all risks that may result in loss or damages and may not be adequate to reimburse the Company for all losses sustained. In particular, the Company does not have coverage for certain environmental losses or certain types of earthquake damage. The occurrence of losses or damage not covered by insurance could have a material and adverse effect on the Company’s cash flows, results of operation and financial condition.
The Company’s business involves uninsurable risks.
In the course of exploration, development and production of mineral properties, certain risks and, in particular, unexpected or unusual geological operating conditions including cave-ins, fires, flooding and earthquakes may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.
The Company may fail to maintain the adequacy of internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act of 2002 (“SOX”).
The Company has documented and tested, during its most recent fiscal year, its internal control procedures in order to satisfy the requirements of Section 404 of SOX. Both SOX and Canadian legislation require an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting.
The Company may fail to maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting. The Company’s failure to satisfy the requirements of Section 404 of SOX and equivalent Canadian legislation on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of the Company’s common shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations.
The Company may be impacted by Anti-Bribery, Anti-Corruption and related business conduct laws.
The Canadian Corruption of Foreign Public Officials Act and the U.S. Foreign Corrupt Practices Act and anti-bribery and anti-corruption laws in other jurisdictions where we do business, prohibit companies and their intermediaries from making improper payments for the purposes of obtaining or retaining business or other commercial advantage. The Company’s policies, including without limitation its Anti-Bribery, Anti-Corruption and Anti-Competition policy and its Code of Business Conduct and Ethics, mandate compliance with these laws, the failure of which often carry substantial penalties. The Company operates in jurisdictions that have experienced governmental and private sector corruption to some degree, and, in certain circumstances,
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2021 Management’s Discussion and Analysis
strict compliance with laws may conflict with certain local customs and practices. There can be no assurances that the Company’s internal control policies and procedures will always protect it from reckless or other inappropriate acts committed by the Company’s affiliates, employees or agents. Violations of these laws, or allegations of such violations, could have a material adverse effect on the Company’s business, financial position and results of operations.
Alamos’ critical operating systems may be compromised.
Cyber threats, including fraud resulting from cyber threats, have evolved in severity, frequency and sophistication in recent years, and target entities are no longer primarily from the financial or retail sectors. Individuals engaging in cybercrime may target corruption of systems or data, or theft of sensitive data. While we invest in robust security systems to detect and block inappropriate or illegal access to our key systems, including supervisory control and data acquisition operating systems at our operations, and regularly review policies, procedures and protocols to ensure data and system integrity, there can be no assurance that critical systems will not be not inadvertently or intentionally breached and compromised. This may result in business interruption losses, equipment damage, or loss of critical or sensitive information.
Senior leadership briefs the Company’s Audit Committee on information security matters at least once a year, and annual independent audits are conducted by the Company’s auditors. Additional independent cyber-specific audits are undertaken on an as-needed basis, and the Company has retained a third-party to provide 24x7 managed detection and response services across the Company’s digital environment. A formal information security training and awareness program is compiled annually and executed in monthly segments across the business.
Mining Industry Risks
The Company is in competition with other mining companies that have greater resources and experience.
The Company competes with other mining companies, many of which have greater resources and experience. Competition in the precious metals mining industry is primarily for: mineral rich properties which can be developed and produced economically; the technical expertise to find, develop, and produce such properties; the labour to operate the properties; and the capital for the purpose of financing development of such properties. Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a world-wide basis and some of these companies have much greater financial and technical resources than the Company. Such competition may result in the Company being unable to acquire desired properties, recruit or retain qualified employees or acquire the capital necessary to fund its operations and develop its properties. The Company’s inability to successfully compete with other mining companies for these mineral deposits could have a material adverse effect on the Company’s results of operations.
The Company may be unable to identify opportunities to grow its business or replace depleted Mineral Reserves, and it may be unsuccessful in integrating new businesses and assets that it may acquire in the future.
As part of the Company’s business strategy, it has sought and will continue to seek new operating, development and exploration opportunities in the mining industry. In pursuit of such opportunities, the Company may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses into its business. The Company cannot provide assurance that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favorable terms, if at all, or that any acquisitions or business arrangements completed will ultimately benefit its business. Further, any acquisition the Company makes will require a significant amount of time and attention of its management, as well as resources that otherwise could be spent on the operation and development of its existing business.
Any future acquisitions would be accompanied by risks, such as a significant decline in the relevant metal price after the Company commits to complete an acquisition on certain terms; the quality of the mineral deposit acquired proving to be lower than expected; the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption of its ongoing business; the inability of management to realize anticipated synergies and maximize its financial and strategic position; the failure to maintain uniform standards, controls, procedures and policies; and the potential for unknown or unanticipated liabilities associated with acquired assets and businesses, including tax, environmental or other liabilities. There can be no assurance that any business or assets acquired in the future will prove to be profitable, that the Company will be able to integrate the acquired businesses or assets successfully or that the Company will identify all potential liabilities during the course of due diligence. Any of these factors could have a material adverse effect on its business, expansion, results of operations and financial condition.
Mining is inherently dangerous and subject to conditions or events beyond the Company’s control, which could have a material adverse effect on its business and which conditions and events may not be insurable.
Mining involves various types of risks and hazards, including, but not limited to:
•Geotechnical risks, including rock falls, pit wall failures and cave-ins;
•Environmental hazards;
•Industrial accidents;
•Metallurgical and other processing problems;
•Unusual or unexpected rock formations;
•Seismic activity;
•Flooding;
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2021 Management’s Discussion and Analysis
•Fires;
•Periodic interruptions due to inclement or hazardous weather conditions;
•Variations in grade, deposit size, continuity and other geological problems;
•Mechanical equipment performance problems;
•Unavailability of materials and equipment;
•Theft of equipment, supplies and bullion;
•Labour force disruptions;
•Civil strife; and
•Unanticipated or significant changes in the costs of supplies.
Most of these risks are beyond the Company’s control and could result in damage to, or destruction of, mineral properties, production facilities or other properties, personal injury or death, loss of key employees, environmental damage, delays in mining, increased production costs, monetary losses, impact the Company’s share price and possible legal liability.
The business of exploration for minerals and mining involves a high degree of risk, as few properties that are explored are ultimately developed into producing mines.
The Company is engaged in exploration, mine development and the mining and production of precious metals, primarily gold, and is exposed to a number of risks and uncertainties that are common to other companies in the same business. Unusual or unexpected ground movements, fires, power outages, labour disruptions, flooding, cave-ins, landslides and the inability to obtain suitable adequate machinery, equipment or labour are risks involved in the operation of mines and the conduct of exploration programs. The Company has relied on and may continue to rely upon consultants and others for mine operating and exploration expertise. Few properties that are explored are ultimately developed into producing mines. Substantial expenditures are required to establish Mineral Reserves through drilling, to develop metallurgical processes to extract the metal from the ore and in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineral deposit, the Company may not be able to raise sufficient funds for development. The economics of developing mineral properties is affected by many factors including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of mining and processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Where expenditures on a property have not led to the discovery of Mineral Reserves, spent costs will not usually be recoverable.
The trading price of the Company’s common shares may be subject to large fluctuations and may increase or decrease in response to a number of events and factors.
These factors may include:
•The price of gold and other metals;
•The Company’s operating performance and the performance of competitors and other similar companies;
•The public’s reaction to the Company’s press releases, other public announcements and the Company’s filings with the various securities regulatory authorities;
•Changes in earnings estimates or recommendations by research analysts who track the Company’s common shares or the shares of other companies in the resource sector;
•Changes in general economic conditions;
•The arrival or departure of key personnel; and
•Acquisitions, strategic alliances or joint ventures involving the Company or its competitors.
In addition, the market price of the Company’s shares are affected by many variables not directly related to the Company’s success and are therefore not within the Company’s control, including other developments that affect the market for all resource sector shares, the breadth of the public market for the Company’s shares, and the attractiveness of alternative investments. In addition, securities markets have recently experienced an extreme level of price and volume volatility, and the market price of securities of many companies has experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. The effect of these and other factors on the market price of the common shares on the exchanges in which the Company trades has historically made the Company’s share price volatile and suggests that the Company’s share price will continue to be volatile in the future.

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2021 Management’s Discussion and Analysis
Cautionary Note to United States Investors

Measured, Indicated and Inferred Resources: All resource and reserve estimates included in this MD&A or documents referenced in this MD&A have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. . Mining disclosure in the United States was previously required to comply with SEC Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Exchange Act of 1934, as amended. The U.S. Securities and Exchange Commission (the “SEC”) has adopted final rules, to replace SEC Industry Guide 7 with new mining disclosure rules under sub-part 1300 of Regulation S-K of the U.S. Securities Act (“Regulation S-K 1300”) which became mandatory for U.S. reporting companies beginning with the first fiscal year commencing on or after January 1, 2021. Under Regulation S-K 1300, the SEC now recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to international standards.

Investors are cautioned that while the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under Regulation S-K 1300 and the CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the mineral reserve or mineral resource estimates under the standards adopted under Regulation S-K 1300. U.S. investors are also cautioned that while the SEC recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under Regulation S-K 1300, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater degree of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable.

International Financial Reporting Standards: The consolidated financial statements of the Company have been prepared by management in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (note 2 and 3 to the consolidated financial statements for the year ended December 31, 2021). These accounting principles differ in certain material respects from accounting principles generally accepted in the United States of America. The Company’s reporting currency is the United States dollar unless otherwise noted.
Cautionary Note Regarding Forward-Looking Statements

This MD&A contains or incorporates by reference “forward-looking statements” and “forward-looking information” as defined under applicable Canadian and U.S. securities legislation. All statements, other than statements of historical fact, which address events, results, outcomes or developments that the Company expects to occur are, or may be deemed, to be, forward-looking statements. . Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as "expect", “assume”, “schedule”, "believe", "anticipate", "intend", "estimate", “potential”, "forecast", "budget", “target”, “on track”, “outlook”, “continue”, “plan” or variations of such words and phrases and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved or the negative connotation of such terms.

Such statements include, but may not be limited to, information as to strategy, plans or future financial or operating performance, such as the Company’s expansion plans, project timelines, production plans and expected sustainable productivity increases, expected increases in mining activities and corresponding cost efficiencies, expected drilling targets, expected sustaining costs, expected improvements in cash flows and margins, expectations of changes in capital expenditures, forecasted cash shortfalls and the Company’s ability to fund them, cost estimates, projected exploration results, reserve and resource estimates, expected production rates and use of the stockpile inventory, expected recoveries, sufficiency of working capital for future commitments and other statements that express management’s expectations or estimates of future plans and performance.
Alamos cautions that forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company at the time of making such statements, are inherently subject to significant business, economic, technical, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information.
Such factors and assumptions underlying the forward-looking statements in this document include, but are not limited to: changes to current estimates of mineral reserves and resources; changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates which may be impacted by unscheduled
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2021 Management’s Discussion and Analysis
maintenance,; weather issues, labour and contractor availability and other operating or technical difficulties); operations may be exposed to new diseases, epidemics and pandemics, including the effects and potential effects of the global COVID-19 widespread pandemic; the impact of the COVID-19 pandemic on the broader market and the trading price of the Company's shares; provincial and federal orders or mandates (including with respect to mining operations generally or auxiliary businesses or services required for our the Company’s operations) in Canada, Mexico, the United States and Turkey; the duration of regulatory responses to the COVID-19 pandemic; governments and the Company’s attempts to reduce the spread of COVID-19 which may affect many aspects of the Company's operations including the ability to transport personnel to and from site, contractor and supply availability and the ability to sell or deliver gold dorée bars; fluctuations in the price of gold or certain other commodities such as, diesel fuel, natural gas, and electricity; changes in foreign exchange rates (particularly the Canadian Dollar, Mexican Peso, U.S. Dollar and Turkish Lira); the impact of inflation; changes in the Company's credit rating; any decision to declare a quarterly dividend; employee and community relations; litigation and administrative proceedings (including but not limited to the investment treaty claim announced on April 20, 2021 against the Republic of Turkey by the Company’s wholly-owned Netherlands subsidiaries, Alamos Gold Holdings Coöperatief U.A, and Alamos Gold Holdings B.V.); disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; expansion delays with the Phase III Eexpansion Pproject at the Island Gold mine; construction delays at the La Yaqui Grande project; delays in permitting, construction decisions and any development of the Lynn Lake project; inherent risks associated with mining and mineral processing; the risk that the Company’s mines may not perform as planned; uncertainty with the Company’s ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining necessary licenses and permits, including the necessary licenses, permits, authorizations and/or approvals from the appropriate regulatory authorities for the Company’s development stage and operating assets; labour and contractor availability (and being able to secure the same on favourable terms); contests over title to properties; expropriation or nationalization of property; inherent risks and hazards associated with mining and mineral processing including environmental hazards, industrial hazards, industrial accidents, unusual or unexpected formations, pressures and cave-ins; changes in national and local government legislation (including tax and employment legislation), controls or regulations in Canada, Mexico, Turkey, the United States and other jurisdictions in which the Company does or may carry on business in the future; increased costs and risks related to the potential impact of climate change; failure to comply with environmental and health and safety laws and regulations; disruptions in the maintenance or provision of required infrastructure and information technology systems; risk of loss due to sabotage, protests and other civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; and business opportunities that may be pursued by the Company. The litigation against the Republic of Turkey, described above, results from the actions of the Turkish government in respect of the Company’s projects in the Republic of Turkey. Such litigation is a mitigation effort and may not be effective or successful. If unsuccessful, the Company’s projects in Turkey may be subject to resource nationalism and further expropriation; the Company may lose any remaining value of its assets and gold mining projects in Turkey and its ability to operate in Turkey. Even if successful, there is no certainty as to the quantum of any damages award or recovery of all, or any, legal costs. Any resumption of activities in Turkey, including renewal of the requisite operating licenses or permits, or even retaining control of its assets and gold mining projects in Turkey can only result from agreement with the Turkish government. The litigation investment treaty claim described in this MD&A may have an impact on foreign direct investment in the Republic of Turkey which may result in changes to the Turkish economy, including but not limited to high rates of inflation and fluctuation of in the Turkish Lira which may also affect the Company’s relationship with the Turkish government, the Company’s ability to effectively operate in Turkey, and which may have a negative effect on overall anticipated project values.
Additional risk factors and details with respect to risk factors affecting that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this MD&A are set out in the Company's latest 40-F/Annual Information Form for the year ended December 31, 2020 under the heading “Risk Factors”, which is available on the SEDAR website at www.sedar.com or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information, risk factors and assumptions found in this MD&A.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.
Qualified Persons
Chris Bostwick, FAusIMM, Alamos’ Vice President, Technical Services, who is a qualified person within the meaning of National Instrument 43-101 ("Qualified Person"), has reviewed and approved the scientific and technical information contained in this MD&A.
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